

03020259

RECD S.E.C.
MAY 2 0 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden hours per response. . . 0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number

8-K FOR 5/20/03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-101500
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
MAY 22 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: Judy Lowman
Name: Judy Lowman
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

Banc of America

Deal Summary Report

boams0304bbv3

		Assumptions			Collateral					
Settlement	30-May-2003	Prepay	300	PSA		Balance	WAC	WAM	WAL	Dur
1st Pay Date	25-Jun-2003	Default	0	CDR						
		Recovery	0	months	Grp 1	$800,000,000.00	5.99708120	358	5.644	4.400
		Severity		0%	Grp 2	$250,000,000.00	5.50435124	178	4.490	3.770

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
PO1	493,688.25	0.00000000	06/03 - 03/33	5.626	4.179	8.72	575	Interp	65-20	135.39	0.00	0.324	01-May-03	XRS_PO
WAC_IO1	708,870,228.13	0.28041839	06/03 - 03/33	5.647	2.533	17.40	1442	Interp	0-27+	1583.90	160.13	6.252	01-May-03	NTL_IO
1NAS	80,000,000.00	5.50000000	06/08 - 03/33	11.049		0.00	0	Interp			354.44	0.000	01-May-03	FIX
1A65	75,000,000.00	4.50000000	06/03 - 01/11	3.490		0.00	0	Interp			271.88	0.000	01-May-03	FIX
1A64	75,000,000.00	4.75000000	06/03 - 01/11	3.490		0.00	0	Interp			286.98	0.000	01-May-03	FIX
1A63	75,000,000.00	5.00000000	06/03 - 01/11	3.490		0.00	0	Interp			302.08	0.000	01-May-03	FIX
1A62	75,000,000.00	5.25000000	06/03 - 01/11	3.490		0.00	0	Interp			317.19	0.000	01-May-03	FIX
1A1	280,079,000.00	5.50000000	06/03 - 01/11	3.490		0.00	0	Interp			1240.91	0.000	01-May-03	FIX
1A61	34,090,907.00	5.50000000	06/03 - 01/11	3.490		0.00	0	Interp			151.04	0.000	01-May-03	IO
1A2	300,000.00	5.50000000	01/11 - 01/11	7.653		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A3	300,000.00	5.50000000	01/11 - 01/11	7.653		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A4	300,000.00	5.50000000	01/11 - 02/11	7.665		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A5	300,000.00	5.50000000	02/11 - 02/11	7.736		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A6	300,000.00	5.50000000	02/11 - 02/11	7.736		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A7	300,000.00	5.50000000	02/11 - 02/11	7.736		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A8	300,000.00	5.50000000	02/11 - 02/11	7.736		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A9	300,000.00	5.50000000	02/11 - 03/11	7.795		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A10	300,000.00	5.50000000	03/11 - 03/11	7.819		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A11	300,000.00	5.50000000	03/11 - 03/11	7.819		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A12	300,000.00	5.50000000	03/11 - 03/11	7.819		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A13	300,000.00	5.50000000	03/11 - 04/11	7.849		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A14	300,000.00	5.50000000	04/11 - 04/11	7.903		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A15	300,000.00	5.50000000	04/11 - 04/11	7.903		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A16	300,000.00	5.50000000	04/11 - 04/11	7.903		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A17	300,000.00	5.50000000	04/11 - 05/11	7.910		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A18	300,000.00	5.50000000	05/11 - 05/11	7.986		0.00	0	Interp			1.33	0.000	01-May-03	FIX
1A19	300,000.00	5.50000000	05/11 - 05/11	7.986		0.00	0	Interp			1.33	0.000	01-May-03	FIX

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America

1A20	300,000.00	5.50000000	05/11 - 05/11	7.986	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A21	300,000.00	5.50000000	05/11 - 05/11	7.986	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A22	300,000.00	5.50000000	05/11 - 06/11	8.062	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A23	300,000.00	5.50000000	06/11 - 06/11	8.069	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A24	300,000.00	5.50000000	06/11 - 06/11	8.069	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A25	300,000.00	5.50000000	06/11 - 07/11	8.091	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A26	300,000.00	5.50000000	07/11 - 07/11	8.153	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A27	300,000.00	5.50000000	07/11 - 07/11	8.153	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A28	300,000.00	5.50000000	07/11 - 07/11	8.153	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A29	300,000.00	5.50000000	07/11 - 08/11	8.210	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A30	300,000.00	5.50000000	08/11 - 08/11	8.236	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A31	300,000.00	5.50000000	08/11 - 08/11	8.236	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A32	300,000.00	5.50000000	08/11 - 09/11	8.251	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A33	300,000.00	5.50000000	09/11 - 09/11	8.319	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A34	300,000.00	5.50000000	09/11 - 09/11	8.319	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A35	300,000.00	5.50000000	09/11 - 09/11	8.319	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A36	300,000.00	5.50000000	09/11 - 10/11	8.381	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A37	300,000.00	5.50000000	10/11 - 10/11	8.403	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A38	300,000.00	5.50000000	10/11 - 10/11	8.403	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A39	300,000.00	5.50000000	10/11 - 11/11	8.433	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A40	300,000.00	5.50000000	11/11 - 11/11	8.486	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A41	300,000.00	5.50000000	11/11 - 11/11	8.486	0.00	0	Interp	1.33	0.000	01-May-03	FIX
1A42	813,000.00	5.50000000	11/11 - 12/11	8.540	0.00	0	Interp	3.60	0.000	01-May-03	FIX
1A43	4,000,000.00	5.25000000	12/11 - 10/12	8.943	0.00	0	Interp	16.92	0.000	01-May-03	FIX
1A50	1,000,000.00	5.00000000	12/11 - 10/12	8.943	0.00	0	Interp	4.03	0.000	01-May-03	FIX
1A55	1,000,000.00	5.50000000	12/11 - 10/12	8.943	0.00	0	Interp	4.43	0.000	01-May-03	FIX
1A51	2,000,000.00	6.25000000	12/11 - 10/12	8.943	0.00	0	Interp	10.07	0.000	01-May-03	FIX
1A52	4,000,000.00	5.50000000	10/12 - 04/13	9.611	0.00	0	Interp	17.72	0.000	01-May-03	FIX
1A53	2,500,000.00	5.25000000	04/13 - 12/13	10.211	0.00	0	Interp	10.57	0.000	01-May-03	FIX
1A54	2,500,000.00	5.75000000	04/13 - 12/13	10.211	0.00	0	Interp	11.58	0.000	01-May-03	FIX
1A44	4,000,000.00	5.50000000	12/13 - 08/14	10.893	0.00	0	Interp	17.72	0.000	01-May-03	FIX
1A46	2,000,000.00	5.25000000	08/14 - 05/15	11.602	0.00	0	Interp	8.46	0.000	01-May-03	FIX
1A45	2,000,000.00	5.75000000	08/14 - 05/15	11.602	0.00	0	Interp	9.26	0.000	01-May-03	FIX
1A48	2,000,000.00	5.25000000	05/15 - 04/16	12.440	0.00	0	Interp	8.46	0.000	01-May-03	FIX
1A47	2,000,000.00	5.75000000	05/15 - 04/16	12.440	0.00	0	Interp	9.26	0.000	01-May-03	FIX
1A49	4,000,000.00	5.50000000	04/16 - 06/17	13.466	0.00	0	Interp	17.72	0.000	01-May-03	FIX

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

Banc of America

1A66	45,815,000.00	5.50000000	01/11 - 06/17	10.000		0.00	0	Interp			202.99	0.000	01-May-03	FIX
1A500	25,799,311.75	5.50000000	06/17 - 03/33	17.878		0.00	0	Interp			114.31	0.000	01-May-03	FIX
1SUB	22,000,000.00	5.50000000	06/03 - 03/33	10.302	7.066	6.84	290	Yield Curve	90-26	14185.20	97.47	20.076	01-May-03	FIX
PO2	70,429.17	0.00000000	06/03 - 03/18	4.474	3.420	10.72	811	Interp	65-24+	15.84	0.00	0.046	01-May-03	XRS_PO
WAC_IO2	234,318,882.46	0.27074197	06/03 - 03/18	4.491	1.615	32.85	3023	Interp	0-17+	215.18	51.10	1.333	01-May-03	NTL_IO
2A1	154,252,856.00	1.87000000	06/03 - 03/18	4.454		0.00	0	Interp			40.06	0.000	25-May-03	FLT
2A2	92,551,714.83	10.21666660	06/03 - 03/18	4.454		0.00	0	Interp			131.33	0.000	25-May-03	INV
2SUB	3,125,000.00	5.00000000	06/03 - 03/18	7.288	5.546	6.51	257	Yield Curve	91-24+	1597.32	12.59	2.880	01-May-03	FIX

Yield Curve

Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 -- 1A2

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.32	5.28	5.23	5.14	5.06	4.89	4.74
101-26	5.38	5.35	5.31	5.26	5.21	5.12	5.03	4.85	4.70
101-30	5.37	5.34	5.29	5.24	5.19	5.09	5.00	4.81	4.65
102-02	5.36	5.32	5.28	5.23	5.17	5.06	4.97	4.77	4.60
102-06	5.35	5.31	5.27	5.21	5.15	5.04	4.94	4.73	4.55
102-10	5.34	5.30	5.25	5.19	5.13	5.01	4.90	4.69	4.50
102-14	**5.33**	**5.29**	**5.24**	**5.18**	**5.11**	**4.99**	**4.87**	**4.65**	**4.45**
102-18	5.32	5.27	5.22	5.16	5.09	4.96	4.84	4.61	4.40
102-22	5.31	5.26	5.21	5.14	5.07	4.94	4.81	4.57	4.35
102-26	5.30	5.25	5.19	5.13	5.05	4.91	4.78	4.53	4.30
102-30	5.29	5.24	5.18	5.11	5.03	4.89	4.75	4.49	4.26
103-02	5.27	5.23	5.17	5.09	5.01	4.86	4.72	4.45	4.21
103-06	5.26	5.21	5.15	5.07	4.99	4.84	4.69	4.41	4.16
WAL	**19.319**	**14.986**	**11.736**	**9.319**	**7.653**	**5.736**	**4.653**	**3.403**	**2.736**
Mod Durn	**11.727**	**10.041**	**8.494**	**7.155**	**6.126**	**4.822**	**4.024**	**3.043**	**2.492**
Mod Convexity	**1.888**	**1.319**	**0.911**	**0.631**	**0.456**	**0.279**	**0.195**	**0.113**	**0.077**
Principal Window	**Sep22 - Sep22**	**May18 - May18**	**Feb15 - Feb15**	**Sep12 - Sep12**	**Jan11 - Jan11**	**Feb09 - Feb09**	**Jan08 - Jan08**	**Oct06 - Oct06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 -- 1A46

Banc of America

Balance	$2,000,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.25000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-14	5.47	5.49	5.51	5.54	5.57	5.67	5.76	5.94	6.10
97-18	**5.46**	**5.48**	**5.50**	**5.52**	**5.56**	**5.65**	**5.73**	**5.90**	**6.05**
97-22	5.45	5.47	5.49	5.51	5.54	5.63	5.71	5.87	6.01
WAL	**24.875**	**21.069**	**17.315**	**14.176**	**11.602**	**7.738**	**5.936**	**4.023**	**3.153**
Mod Durn	**13.435**	**12.343**	**11.025**	**9.700**	**8.435**	**6.178**	**4.956**	**3.523**	**2.822**
Mod Convexity	**2.622**	**2.129**	**1.631**	**1.219**	**0.896**	**0.463**	**0.295**	**0.150**	**0.098**
Principal Window	**Nov27 - Aug28**	**Dec23 - Dec24**	**Mar20 - Mar21**	**Feb17 - Jan18**	**Aug14 - May15**	**Dec10 - Apr11**	**Mar09 - Jun09**	**May07 - Jun07**	**Jul06 - Jul06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve

Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

The Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A45

Banc of America

Balance	$2,000,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.75000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-14	5.99	6.01	6.03	6.05	6.09	6.18	6.27	6.45	6.61
97-18	**5.98**	**5.99**	**6.01**	**6.04**	**6.07**	**6.16**	**6.24**	**6.41**	**6.56**
97-22	5.97	5.98	6.00	6.03	6.06	6.14	6.22	6.38	6.51
WAL	**24.875**	**21.069**	**17.315**	**14.176**	**11.602**	**7.738**	**5.936**	**4.023**	**3.153**
Mod Durn	**12.765**	**11.795**	**10.601**	**9.380**	**8.198**	**6.053**	**4.875**	**3.481**	**2.794**
Mod Convexity	**2.426**	**1.989**	**1.540**	**1.161**	**0.860**	**0.450**	**0.288**	**0.147**	**0.096**
Principal Window	**Nov27 - Aug28**	**Dec23 - Dec24**	**Mar20 - Mar21**	**Feb17 - Jan18**	**Aug14 - May15**	**Dec10 - Apr11**	**Mar09 - Jun09**	**May07 - Jun07**	**Jul06 - Jul06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve								
	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on the material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 -- 1A48

Banc of America

Balance	$2,000,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.25000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-14	5.47	5.48	5.50	5.53	5.56	5.65	5.74	5.93	6.09
97-18	**5.46**	**5.47**	**5.49**	**5.52**	**5.54**	**5.63**	**5.72**	**5.89**	**6.04**
97-22	5.45	5.46	5.48	5.50	5.53	5.61	5.69	5.86	6.00
WAL	**25.639**	**22.093**	**18.357**	**15.126**	**12.440**	**8.158**	**6.153**	**4.114**	**3.210**
Mod Durn	**13.629**	**12.659**	**11.417**	**10.124**	**8.865**	**6.447**	**5.109**	**3.595**	**2.869**
Mod Convexity	**2.718**	**2.263**	**1.769**	**1.342**	**0.999**	**0.506**	**0.314**	**0.156**	**0.101**
Principal Window	**Aug28 - Jun29**	**Dec24 - Jan26**	**Mar21 - Apr22**	**Jan18 - Jan19**	**May15 - Apr16**	**Apr11 - Oct11**	**Jun09 - Aug09**	**Jun07 - Jul07**	**Jul06 - Aug06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A47

Banc of America

Balance	$2,000,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.75000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-14	5.99	6.00	6.02	6.04	6.07	6.17	6.26	6.44	6.59
97-18	**5.98**	**5.99**	**6.01**	**6.03**	**6.06**	**6.15**	**6.23**	**6.40**	**6.55**
97-22	5.97	5.98	6.00	6.02	6.04	6.13	6.21	6.37	6.50
WAL	**25.639**	**22.093**	**18.357**	**15.126**	**12.440**	**8.158**	**6.153**	**4.114**	**3.210**
Mod Durn	**12.935**	**12.077**	**10.959**	**9.773**	**8.602**	**6.311**	**5.023**	**3.551**	**2.840**
Mod Convexity	**2.510**	**2.109**	**1.665**	**1.275**	**0.957**	**0.491**	**0.306**	**0.153**	**0.099**
Principal Window	**Aug28 - Jun29**	**Dec24 - Jan26**	**Mar21 - Apr22**	**Jan18 - Jan19**	**May15 - Apr16**	**Apr11 - Oct11**	**Jun09 - Aug09**	**Jun07 - Jul07**	**Jul06 - Aug06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A49

Banc of America

Balance	$4,000,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-14	5.73	5.74	5.75	5.78	5.80	5.89	5.99	6.17	6.33
97-18	**5.72**	**5.73**	**5.74**	**5.76**	**5.79**	**5.87**	**5.96**	**6.14**	**6.28**
97-22	5.71	5.72	5.73	5.75	5.78	5.85	5.94	6.10	6.24
WAL	**26.444**	**23.250**	**19.593**	**16.276**	**13.466**	**8.744**	**6.404**	**4.208**	**3.268**
Mod Durn	**13.458**	**12.680**	**11.602**	**10.413**	**9.218**	**6.734**	**5.239**	**3.646**	**2.901**
Mod Convexity	**2.706**	**2.326**	**1.873**	**1.453**	**1.102**	**0.559**	**0.332**	**0.161**	**0.103**
Principal Window	**Jun29 - Mar30**	**Jan26 - Apr27**	**Apr22 - Sep23**	**Jan19 - Apr20**	**Apr16 - Jun17**	**Oct11 - Jun12**	**Aug09 - Dec09**	**Jul07 - Aug07**	**Aug06 - Sep06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. The material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A10

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.33	5.28	5.24	5.15	5.06	4.89	4.74
101-26	5.38	5.35	5.31	5.27	5.22	5.12	5.03	4.85	4.70
101-30	5.37	5.34	5.30	5.25	5.20	5.10	5.00	4.81	4.65
102-02	5.36	5.33	5.28	5.23	5.18	5.07	4.97	4.77	4.60
102-06	5.35	5.31	5.27	5.22	5.16	5.05	4.94	4.73	4.55
102-10	5.34	5.30	5.26	5.20	5.14	5.02	4.92	4.69	4.50
102-14	**5.33**	**5.29**	**5.24**	**5.18**	**5.12**	**5.00**	**4.89**	**4.65**	**4.45**
102-18	5.32	5.28	5.23	5.17	5.10	4.97	4.86	4.61	4.40
102-22	5.31	5.27	5.21	5.15	5.08	4.95	4.83	4.57	4.35
102-26	5.30	5.25	5.20	5.13	5.06	4.92	4.80	4.53	4.30
102-30	5.29	5.24	5.19	5.12	5.04	4.90	4.77	4.49	4.26
103-02	5.28	5.23	5.17	5.10	5.02	4.87	4.74	4.45	4.21
103-06	5.27	5.22	5.16	5.08	5.00	4.85	4.71	4.41	4.16
WAL	**19.653**	**15.293**	**11.986**	**9.562**	**7.819**	**5.819**	**4.736**	**3.403**	**2.736**
Mod Durn	**11.842**	**10.174**	**8.622**	**7.298**	**6.233**	**4.882**	**4.087**	**3.043**	**2.492**
Mod Convexity	**1.931**	**1.359**	**0.941**	**0.657**	**0.472**	**0.286**	**0.201**	**0.113**	**0.077**
Principal Window	**Jan23 - Jan23**	**Aug18 - Sep18**	**May15 - May15**	**Nov12 - Dec12**	**Mar11 - Mar11**	**Mar09 - Mar09**	**Feb08 - Feb08**	**Oct06 - Oct06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A43

Banc of America

Balance	$4,000,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.25000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-14	5.49	5.51	5.54	5.58	5.63	5.73	5.82	6.00	6.16
97-18	**5.48**	**5.50**	**5.53**	**5.57**	**5.61**	**5.70**	**5.79**	**5.96**	**6.11**
97-22	5.47	5.49	5.51	5.55	5.59	5.68	5.76	5.92	6.07
WAL	**21.677**	**17.350**	**13.813**	**11.093**	**8.943**	**6.474**	**5.158**	**3.645**	**2.896**
Mod Durn	**12.533**	**11.038**	**9.531**	**8.163**	**6.932**	**5.333**	**4.391**	**3.223**	**2.608**
Mod Convexity	**2.209**	**1.636**	**1.173**	**0.835**	**0.589**	**0.343**	**0.231**	**0.126**	**0.084**
Principal Window	**Jun24 - Sep25**	**Feb20 - May21**	**Aug16 - Oct17**	**Dec13 - Dec14**	**Dec11 - Oct12**	**Aug09 - Jan10**	**May08 - Sep08**	**Dec06 - Feb07**	**Mar06 - May06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A50

Banc of America

Balance	$1,000,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.00000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-14	5.23	5.25	5.28	5.32	5.37	5.47	5.56	5.75	5.91
97-18	**5.22**	**5.24**	**5.27**	**5.31**	**5.35**	**5.45**	**5.53**	**5.71**	**5.86**
97-22	5.21	5.23	5.26	5.29	5.34	5.42	5.50	5.67	5.81
WAL	**21.677**	**17.350**	**13.813**	**11.093**	**8.943**	**6.474**	**5.158**	**3.645**	**2.896**
Mod Durn	**12.831**	**11.259**	**9.690**	**8.277**	**7.013**	**5.381**	**4.423**	**3.241**	**2.621**
Mod Convexity	**2.288**	**1.684**	**1.201**	**0.852**	**0.599**	**0.347**	**0.234**	**0.127**	**0.085**
Principal Window	**Jun24 - Sep25**	**Feb20 - May21**	**Aug16 - Oct17**	**Dec13 - Dec14**	**Dec11 - Oct12**	**Aug09 - Jan10**	**May08 - Sep08**	**Dec06 - Feb07**	**Mar06 - May06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A51

Banc of America

Balance	$2,000,000.00	Delay	24	WAC(1)	5.997081203
Coupon	6.25000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-14	6.52	6.54	6.57	6.61	6.66	6.75	6.84	7.02	7.18
97-18	**6.51**	**6.53**	**6.56**	**6.60**	**6.64**	**6.73**	**6.81**	**6.98**	**7.13**
97-22	6.50	6.52	6.55	6.58	6.62	6.70	6.78	6.94	7.08
WAL	**21.677**	**17.350**	**13.813**	**11.093**	**8.943**	**6.474**	**5.158**	**3.645**	**2.896**
Mod Durn	**11.433**	**10.211**	**8.929**	**7.728**	**6.621**	**5.148**	**4.264**	**3.151**	**2.560**
Mod Convexity	**1.924**	**1.458**	**1.066**	**0.772**	**0.552**	**0.326**	**0.222**	**0.122**	**0.082**
Principal Window	**Jun24 - Sep25**	**Feb20 - May21**	**Aug16 - Oct17**	**Dec13 - Dec14**	**Dec11 - Oct12**	**Aug09 - Jan10**	**May08 - Sep08**	**Dec06 - Feb07**	**Mar06 - May06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 -- 1A52

Banc of America

Balance	$4,000,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-14	5.74	5.76	5.79	5.82	5.87	5.97	6.05	6.24	6.39
97-18	**5.73**	**5.75**	**5.78**	**5.81**	**5.85**	**5.94**	**6.03**	**6.20**	**6.34**
97-22	5.72	5.74	5.76	5.79	5.83	5.92	6.00	6.16	6.30
WAL	**22.616**	**18.367**	**14.735**	**11.892**	**9.611**	**6.790**	**5.373**	**3.753**	**2.986**
Mod Durn	**12.510**	**11.189**	**9.782**	**8.462**	**7.241**	**5.499**	**4.515**	**3.290**	**2.671**
Mod Convexity	**2.249**	**1.718**	**1.259**	**0.912**	**0.652**	**0.367**	**0.246**	**0.132**	**0.088**
Principal Window	**Sep25 - Apr26**	**May21 - Feb22**	**Oct17 - Jun18**	**Dec14 - Jul15**	**Oct12 - Apr13**	**Jan10 - Apr10**	**Sep08 - Nov08**	**Feb07 - Mar07**	**May06 - May06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A53

Banc of America

Balance	$2,500,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.25000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-14	5.48	5.50	5.52	5.56	5.60	5.70	5.78	5.97	6.13
97-18	**5.47**	**5.49**	**5.51**	**5.54**	**5.58**	**5.67**	**5.76**	**5.93**	**6.08**
97-22	5.46	5.48	5.50	5.53	5.57	5.65	5.73	5.89	6.03
WAL	**23.364**	**19.216**	**15.524**	**12.583**	**10.211**	**7.060**	**5.558**	**3.846**	**3.028**
Mod Durn	**13.028**	**11.726**	**10.296**	**8.938**	**7.675**	**5.732**	**4.684**	**3.383**	**2.718**
Mod Convexity	**2.429**	**1.884**	**1.395**	**1.017**	**0.731**	**0.397**	**0.263**	**0.139**	**0.091**
Principal Window	**Apr26 - Mar27**	**Feb22 - Feb23**	**Jun18 - May19**	**Jul15 - May16**	**Apr13 - Dec13**	**Apr10 - Aug10**	**Nov08 - Jan09**	**Mar07 - Apr07**	**May06 - Jun06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A54

Banc of America

Balance	$2,500,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.75000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-02	5.86	5.87	5.87	5.88	5.89	5.92	5.94	5.98	6.02
99-06	**5.85**	**5.86**	**5.86**	**5.87**	**5.88**	**5.90**	**5.91**	**5.95**	**5.98**
99-10	5.84	5.85	5.85	5.85	5.86	5.87	5.89	5.91	5.93
WAL	**23.364**	**19.216**	**15.524**	**12.583**	**10.211**	**7.060**	**5.558**	**3.846**	**3.028**
Mod Durn	**12.500**	**11.312**	**9.988**	**8.711**	**7.512**	**5.645**	**4.628**	**3.356**	**2.702**
Mod Convexity	**2.281**	**1.786**	**1.334**	**0.980**	**0.709**	**0.388**	**0.259**	**0.137**	**0.090**
Principal Window	**Apr26 - Mar27**	**Feb22 - Feb23**	**Jun18 - May19**	**Jul15 - May16**	**Apr13 - Dec13**	**Apr10 - Aug10**	**Nov08 - Jan09**	**Mar07 - Apr07**	**May06 - Jun06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve

Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A9

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.33	5.28	5.24	5.15	5.06	4.89	4.74
101-26	5.38	5.35	5.31	5.27	5.22	5.12	5.03	4.85	4.70
101-30	5.37	5.34	5.30	5.25	5.20	5.10	5.00	4.81	4.65
102-02	5.36	5.33	5.28	5.23	5.18	5.07	4.97	4.77	4.60
102-06	5.35	5.31	5.27	5.21	5.16	5.05	4.94	4.73	4.55
102-10	5.34	5.30	5.26	5.20	5.14	5.02	4.92	4.69	4.50
102-14	**5.33**	**5.29**	**5.24**	**5.18**	**5.12**	**5.00**	**4.89**	**4.65**	**4.45**
102-18	5.32	5.28	5.23	5.16	5.10	4.97	4.86	4.61	4.40
102-22	5.31	5.27	5.21	5.15	5.08	4.95	4.83	4.57	4.35
102-26	5.30	5.25	5.20	5.13	5.06	4.92	4.80	4.53	4.30
102-30	5.29	5.24	5.19	5.11	5.04	4.90	4.77	4.49	4.26
103-02	5.28	5.23	5.17	5.10	5.02	4.87	4.74	4.45	4.21
103-06	5.27	5.22	5.16	5.08	5.00	4.85	4.71	4.41	4.16
WAL	**19.578**	**15.236**	**11.986**	**9.486**	**7.795**	**5.819**	**4.736**	**3.403**	**2.736**
Mod Durn	**11.816**	**10.149**	**8.622**	**7.253**	**6.217**	**4.882**	**4.087**	**3.043**	**2.492**
Mod Convexity	**1.922**	**1.352**	**0.941**	**0.649**	**0.470**	**0.286**	**0.201**	**0.113**	**0.077**
Principal Window	**Dec22 - Jan23**	**Aug18 - Aug18**	**May15 - May15**	**Nov12 - Nov12**	**Feb11 - Mar11**	**Mar09 - Mar09**	**Feb08 - Feb08**	**Oct06 - Oct06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A8

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.33	5.28	5.23	5.15	5.06	4.89	4.74
101-26	5.38	5.35	5.31	5.27	5.21	5.12	5.03	4.85	4.70
101-30	5.37	5.34	5.30	5.25	5.19	5.10	5.00	4.81	4.65
102-02	5.36	5.33	5.28	5.23	5.17	5.07	4.97	4.77	4.60
102-06	5.35	5.31	5.27	5.21	5.15	5.05	4.94	4.73	4.55
102-10	5.34	5.30	5.25	5.20	5.13	5.02	4.92	4.69	4.50
102-14	**5.33**	**5.29**	**5.24**	**5.18**	**5.11**	**5.00**	**4.89**	**4.65**	**4.45**
102-18	5.32	5.28	5.23	5.16	5.10	4.97	4.86	4.61	4.40
102-22	5.31	5.27	5.21	5.15	5.08	4.95	4.83	4.57	4.35
102-26	5.30	5.25	5.20	5.13	5.06	4.92	4.80	4.53	4.30
102-30	5.29	5.24	5.18	5.11	5.04	4.90	4.77	4.49	4.26
103-02	5.28	5.23	5.17	5.10	5.02	4.87	4.74	4.45	4.21
103-06	5.27	5.22	5.16	5.08	5.00	4.85	4.71	4.41	4.16
WAL	**19.569**	**15.223**	**11.905**	**9.486**	**7.736**	**5.819**	**4.736**	**3.403**	**2.736**
Mod Durn	**11.813**	**10.144**	**8.581**	**7.253**	**6.179**	**4.882**	**4.087**	**3.043**	**2.492**
Mod Convexity	**1.921**	**1.350**	**0.931**	**0.649**	**0.464**	**0.286**	**0.201**	**0.113**	**0.077**
Principal Window	**Dec22 - Dec22**	**Jul18 - Aug18**	**Apr15 - May15**	**Nov12 - Nov12**	**Feb11 - Feb11**	**Mar09 - Mar09**	**Feb08 - Feb08**	**Oct06 - Oct06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of the material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A7

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.33	5.28	5.23	5.15	5.06	4.89	4.74
101-26	5.38	5.35	5.31	5.26	5.21	5.12	5.03	4.85	4.70
101-30	5.37	5.34	5.30	5.25	5.19	5.10	5.00	4.81	4.65
102-02	5.36	5.33	5.28	5.23	5.17	5.07	4.97	4.77	4.60
102-06	5.35	5.31	5.27	5.21	5.15	5.05	4.94	4.73	4.55
102-10	5.34	5.30	5.25	5.20	5.13	5.02	4.92	4.69	4.50
102-14	**5.33**	**5.29**	**5.24**	**5.18**	**5.11**	**5.00**	**4.89**	**4.65**	**4.45**
102-18	5.32	5.28	5.23	5.16	5.10	4.97	4.86	4.61	4.40
102-22	5.31	5.26	5.21	5.15	5.08	4.95	4.83	4.57	4.35
102-26	5.30	5.25	5.20	5.13	5.06	4.92	4.80	4.53	4.30
102-30	5.29	5.24	5.18	5.11	5.04	4.90	4.77	4.49	4.26
103-02	5.28	5.23	5.17	5.10	5.02	4.87	4.74	4.45	4.21
103-06	5.27	5.22	5.16	5.08	5.00	4.85	4.71	4.41	4.16
WAL	**19.502**	**15.153**	**11.903**	**9.475**	**7.736**	**5.819**	**4.736**	**3.403**	**2.736**
Mod Durn	**11.790**	**10.113**	**8.580**	**7.247**	**6.179**	**4.882**	**4.087**	**3.043**	**2.492**
Mod Convexity	**1.912**	**1.341**	**0.931**	**0.648**	**0.464**	**0.286**	**0.201**	**0.113**	**0.077**
Principal Window	**Nov22 - Dec22**	**Jul18 - Jul18**	**Apr15 - Apr15**	**Oct12 - Nov12**	**Feb11 - Feb11**	**Mar09 - Mar09**	**Feb08 - Feb08**	**Oct06 - Oct06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

The Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A6

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.32	5.28	5.23	5.15	5.06	4.89	4.74
101-26	5.38	5.35	5.31	5.26	5.21	5.12	5.03	4.85	4.70
101-30	5.37	5.34	5.30	5.25	5.19	5.10	5.00	4.81	4.65
102-02	5.36	5.33	5.28	5.23	5.17	5.07	4.97	4.77	4.60
102-06	5.35	5.31	5.27	5.21	5.15	5.05	4.94	4.73	4.55
102-10	5.34	5.30	5.25	5.20	5.13	5.02	4.92	4.69	4.50
102-14	**5.33**	**5.29**	**5.24**	**5.18**	**5.11**	**5.00**	**4.89**	**4.65**	**4.45**
102-18	5.32	5.28	5.23	5.16	5.10	4.97	4.86	4.61	4.40
102-22	5.31	5.26	5.21	5.14	5.08	4.95	4.83	4.57	4.35
102-26	5.30	5.25	5.20	5.13	5.06	4.92	4.80	4.53	4.30
102-30	5.29	5.24	5.18	5.11	5.04	4.90	4.77	4.49	4.26
103-02	5.28	5.23	5.17	5.09	5.02	4.87	4.74	4.45	4.21
103-06	5.27	5.22	5.15	5.08	5.00	4.85	4.71	4.41	4.16
WAL	**19.486**	**15.153**	**11.864**	**9.403**	**7.736**	**5.819**	**4.736**	**3.403**	**2.736**
Mod Durn	**11.785**	**10.113**	**8.560**	**7.204**	**6.179**	**4.882**	**4.087**	**3.043**	**2.492**
Mod Convexity	**1.910**	**1.341**	**0.926**	**0.640**	**0.464**	**0.286**	**0.201**	**0.113**	**0.077**
Principal Window	**Nov22 - Nov22**	**Jul18 - Jul18**	**Mar15 - Apr15**	**Oct12 - Oct12**	**Feb11 - Feb11**	**Mar09 - Mar09**	**Feb08 - Feb08**	**Oct06 - Oct06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A42

Banc of America

Balance	$813,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-14	5.75	5.77	5.81	5.85	5.90	6.00	6.09	6.27	6.44
97-18	**5.74**	**5.76**	**5.79**	**5.83**	**5.88**	**5.97**	**6.06**	**6.23**	**6.39**
97-22	5.73	5.75	5.78	5.82	5.86	5.95	6.03	6.19	6.34
WAL	**21.019**	**16.660**	**13.195**	**10.558**	**8.540**	**6.236**	**4.986**	**3.569**	**2.819**
Mod Durn	**12.050**	**10.564**	**9.093**	**7.768**	**6.612**	**5.124**	**4.232**	**3.144**	**2.533**
Mod Convexity	**2.052**	**1.502**	**1.069**	**0.757**	**0.538**	**0.317**	**0.216**	**0.121**	**0.080**
Principal Window	**May24 - Jun24**	**Dec19 - Feb20**	**Jul16 - Aug16**	**Nov13 - Dec13**	**Nov11 - Dec11**	**Aug09 - Aug09**	**May08 - May08**	**Dec06 - Dec06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A41

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.40	5.37	5.34	5.30	5.26	5.17	5.09	4.92	4.77
101-26	5.39	5.36	5.33	5.29	5.24	5.15	5.06	4.88	4.72
101-30	5.38	5.35	5.31	5.27	5.22	5.12	5.03	4.84	4.67
102-02	5.37	5.34	5.30	5.26	5.20	5.10	5.00	4.81	4.62
102-06	5.36	5.33	5.29	5.24	5.18	5.07	4.97	4.77	4.58
102-10	5.35	5.32	5.27	5.22	5.16	5.05	4.94	4.73	4.53
102-14	**5.34**	**5.30**	**5.26**	**5.21**	**5.15**	**5.03**	**4.92**	**4.69**	**4.48**
102-18	5.33	5.29	5.25	5.19	5.13	5.00	4.89	4.65	4.43
102-22	5.32	5.28	5.24	5.18	5.11	4.98	4.86	4.61	4.39
102-26	5.31	5.27	5.22	5.16	5.09	4.96	4.83	4.58	4.34
102-30	5.30	5.26	5.21	5.15	5.07	4.93	4.80	4.54	4.29
103-02	5.29	5.25	5.20	5.13	5.06	4.91	4.77	4.50	4.25
103-06	5.28	5.24	5.18	5.12	5.04	4.89	4.75	4.46	4.20
WAL	**20.925**	**16.569**	**13.132**	**10.486**	**8.486**	**6.236**	**4.986**	**3.569**	**2.819**
Mod Durn	**12.260**	**10.703**	**9.191**	**7.823**	**6.652**	**5.175**	**4.274**	**3.178**	**2.562**
Mod Convexity	**2.098**	**1.526**	**1.083**	**0.763**	**0.541**	**0.322**	**0.220**	**0.123**	**0.081**
Principal Window	**Apr24 - May24**	**Dec19 - Dec19**	**Jun16 - Jul16**	**Nov13 - Nov13**	**Nov11 - Nov11**	**Aug09 - Aug09**	**May08 - May08**	**Dec06 - Dec06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A5

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.32	5.28	5.23	5.15	5.06	4.89	4.74
101-26	5.38	5.35	5.31	5.26	5.21	5.12	5.03	4.85	4.70
101-30	5.37	5.34	5.30	5.25	5.19	5.09	5.00	4.81	4.65
102-02	5.36	5.32	5.28	5.23	5.17	5.07	4.97	4.77	4.60
102-06	5.35	5.31	5.27	5.21	5.15	5.04	4.94	4.73	4.55
102-10	5.34	5.30	5.25	5.20	5.13	5.02	4.92	4.69	4.50
102-14	**5.33**	**5.29**	**5.24**	**5.18**	**5.11**	**4.99**	**4.89**	**4.65**	**4.45**
102-18	5.32	5.28	5.22	5.16	5.10	4.97	4.86	4.61	4.40
102-22	5.31	5.26	5.21	5.14	5.08	4.94	4.83	4.57	4.35
102-26	5.30	5.25	5.20	5.13	5.06	4.92	4.80	4.53	4.30
102-30	5.29	5.24	5.18	5.11	5.04	4.90	4.77	4.49	4.26
103-02	5.28	5.23	5.17	5.09	5.02	4.87	4.74	4.45	4.21
103-06	5.27	5.22	5.15	5.08	5.00	4.85	4.71	4.41	4.16
WAL	**19.426**	**15.070**	**11.819**	**9.403**	**7.736**	**5.808**	**4.736**	**3.403**	**2.736**
Mod Durn	**11.764**	**10.078**	**8.537**	**7.204**	**6.179**	**4.874**	**4.087**	**3.043**	**2.492**
Mod Convexity	**1.902**	**1.330**	**0.921**	**0.640**	**0.464**	**0.286**	**0.201**	**0.113**	**0.077**
Principal Window	**Oct22 - Nov22**	**Jun18 - Jul18**	**Mar15 - Mar15**	**Oct12 - Oct12**	**Feb11 - Feb11**	**Feb09 - Mar09**	**Feb08 - Feb08**	**Oct06 - Oct06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 -- 1A40

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.40	5.37	5.34	5.30	5.26	5.17	5.09	4.92	4.77
101-26	5.39	5.36	5.33	5.29	5.24	5.15	5.06	4.88	4.72
101-30	5.38	5.35	5.31	5.27	5.22	5.12	5.03	4.84	4.67
102-02	5.37	5.34	5.30	5.26	5.20	5.10	5.00	4.81	4.62
102-06	5.36	5.33	5.29	5.24	5.18	5.07	4.97	4.77	4.58
102-10	5.35	5.32	5.27	5.22	5.16	5.05	4.94	4.73	4.53
102-14	**5.34**	**5.30**	**5.26**	**5.21**	**5.15**	**5.03**	**4.92**	**4.69**	**4.48**
102-18	5.33	5.29	5.25	5.19	5.13	5.00	4.89	4.65	4.43
102-22	5.32	5.28	5.23	5.18	5.11	4.98	4.86	4.61	4.39
102-26	5.31	5.27	5.22	5.16	5.09	4.96	4.83	4.58	4.34
102-30	5.30	5.26	5.21	5.15	5.07	4.93	4.80	4.54	4.29
103-02	5.29	5.25	5.19	5.13	5.06	4.91	4.77	4.50	4.25
103-06	5.28	5.24	5.18	5.12	5.04	4.89	4.75	4.46	4.20
WAL	**20.903**	**16.533**	**13.069**	**10.486**	**8.486**	**6.236**	**4.986**	**3.569**	**2.819**
Mod Durn	**12.253**	**10.688**	**9.161**	**7.823**	**6.652**	**5.175**	**4.274**	**3.178**	**2.562**
Mod Convexity	**2.095**	**1.521**	**1.075**	**0.763**	**0.541**	**0.322**	**0.220**	**0.123**	**0.081**
Principal Window	**Apr24 - Apr24**	**Nov19 - Dec19**	**Jun16 - Jun16**	**Nov13 - Nov13**	**Nov11 - Nov11**	**Aug09 - Aug09**	**May08 - May08**	**Dec06 - Dec06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A39

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.40	5.37	5.34	5.30	5.26	5.17	5.09	4.92	4.77
101-26	5.39	5.36	5.33	5.29	5.24	5.15	5.06	4.88	4.72
101-30	5.38	5.35	5.31	5.27	5.22	5.12	5.03	4.84	4.67
102-02	5.37	5.34	5.30	5.25	5.20	5.10	5.00	4.81	4.62
102-06	5.36	5.33	5.29	5.24	5.18	5.07	4.97	4.77	4.58
102-10	5.35	5.31	5.27	5.22	5.16	5.05	4.94	4.73	4.53
102-14	**5.34**	**5.30**	**5.26**	**5.21**	**5.14**	**5.03**	**4.92**	**4.69**	**4.48**
102-18	5.33	5.29	5.25	5.19	5.13	5.00	4.89	4.65	4.43
102-22	5.32	5.28	5.23	5.18	5.11	4.98	4.86	4.61	4.39
102-26	5.31	5.27	5.22	5.16	5.09	4.96	4.83	4.58	4.34
102-30	5.30	5.26	5.21	5.14	5.07	4.93	4.80	4.54	4.29
103-02	5.29	5.25	5.19	5.13	5.05	4.91	4.77	4.50	4.25
103-06	5.28	5.24	5.18	5.11	5.03	4.89	4.75	4.46	4.20
WAL	**20.834**	**16.486**	**13.060**	**10.412**	**8.433**	**6.236**	**4.986**	**3.569**	**2.819**
Mod Durn	**12.231**	**10.669**	**9.157**	**7.782**	**6.619**	**5.175**	**4.274**	**3.178**	**2.562**
Mod Convexity	**2.086**	**1.515**	**1.074**	**0.754**	**0.535**	**0.322**	**0.220**	**0.123**	**0.081**
Principal Window	**Mar24 - Apr24**	**Nov19 - Nov19**	**May16 - Jun16**	**Oct13 - Nov13**	**Oct11 - Nov11**	**Aug09 - Aug09**	**May08 - May08**	**Dec06 - Dec06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A38

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.40	5.37	5.34	5.30	5.25	5.17	5.09	4.92	4.77
101-26	5.39	5.36	5.33	5.29	5.24	5.14	5.06	4.88	4.72
101-30	5.38	5.35	5.31	5.27	5.22	5.12	5.03	4.84	4.67
102-02	5.37	5.34	5.30	5.25	5.20	5.09	5.00	4.81	4.62
102-06	5.36	5.33	5.29	5.24	5.18	5.07	4.97	4.77	4.58
102-10	5.35	5.31	5.27	5.22	5.16	5.05	4.94	4.73	4.53
102-14	**5.34**	**5.30**	**5.26**	**5.21**	**5.14**	**5.02**	**4.92**	**4.69**	**4.48**
102-18	5.33	5.29	5.25	5.19	5.13	5.00	4.89	4.65	4.43
102-22	5.32	5.28	5.23	5.18	5.11	4.98	4.86	4.61	4.39
102-26	5.31	5.27	5.22	5.16	5.09	4.95	4.83	4.58	4.34
102-30	5.30	5.26	5.21	5.14	5.07	4.93	4.80	4.54	4.29
103-02	5.29	5.25	5.19	5.13	5.05	4.90	4.77	4.50	4.25
103-06	5.28	5.23	5.18	5.11	5.03	4.88	4.75	4.46	4.20
WAL	**20.819**	**16.440**	**12.986**	**10.403**	**8.403**	**6.168**	**4.986**	**3.569**	**2.819**
Mod Durn	**12.226**	**10.651**	**9.121**	**7.777**	**6.600**	**5.128**	**4.274**	**3.178**	**2.562**
Mod Convexity	**2.085**	**1.509**	**1.065**	**0.753**	**0.532**	**0.316**	**0.220**	**0.123**	**0.081**
Principal Window	**Mar24 - Mar24**	**Oct19 - Nov19**	**May16 - May16**	**Oct13 - Oct13**	**Oct11 - Oct11**	**Jul09 - Aug09**	**May08 - May08**	**Dec06 - Dec06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A37

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.40	5.37	5.34	5.30	5.25	5.16	5.09	4.92	4.77
101-26	5.39	5.36	5.33	5.28	5.24	5.14	5.06	4.88	4.72
101-30	5.38	5.35	5.31	5.27	5.22	5.12	5.03	4.84	4.67
102-02	5.37	5.34	5.30	5.25	5.20	5.09	5.00	4.81	4.62
102-06	5.36	5.33	5.29	5.24	5.18	5.07	4.97	4.77	4.58
102-10	5.35	5.31	5.27	5.22	5.16	5.05	4.94	4.73	4.53
102-14	**5.34**	**5.30**	**5.26**	**5.21**	**5.14**	**5.02**	**4.92**	**4.69**	**4.48**
102-18	5.33	5.29	5.25	5.19	5.13	5.00	4.89	4.65	4.43
102-22	5.32	5.28	5.23	5.17	5.11	4.97	4.86	4.61	4.39
102-26	5.31	5.27	5.22	5.16	5.09	4.95	4.83	4.58	4.34
102-30	5.30	5.26	5.21	5.14	5.07	4.93	4.80	4.54	4.29
103-02	5.29	5.25	5.19	5.13	5.05	4.90	4.77	4.50	4.25
103-06	5.28	5.23	5.18	5.11	5.03	4.88	4.75	4.46	4.20
WAL	**20.745**	**16.403**	**12.986**	**10.371**	**8.403**	**6.153**	**4.986**	**3.569**	**2.819**
Mod Durn	**12.202**	**10.636**	**9.121**	**7.759**	**6.600**	**5.117**	**4.274**	**3.178**	**2.562**
Mod Convexity	**2.075**	**1.504**	**1.065**	**0.749**	**0.532**	**0.315**	**0.220**	**0.123**	**0.081**
Principal Window	**Feb24 - Mar24**	**Oct19 - Oct19**	**May16 - May16**	**Sep13 - Oct13**	**Oct11 - Oct11**	**Jul09 - Jul09**	**May08 - May08**	**Dec06 - Dec06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A36

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.40	5.37	5.34	5.30	5.25	5.16	5.09	4.92	4.77
101-26	5.39	5.36	5.33	5.28	5.24	5.14	5.06	4.88	4.72
101-30	5.38	5.35	5.31	5.27	5.22	5.12	5.03	4.84	4.67
102-02	5.37	5.34	5.30	5.25	5.20	5.09	5.00	4.81	4.62
102-06	5.36	5.32	5.28	5.24	5.18	5.07	4.97	4.77	4.58
102-10	5.35	5.31	5.27	5.22	5.16	5.05	4.94	4.73	4.53
102-14	**5.34**	**5.30**	**5.26**	**5.20**	**5.14**	**5.02**	**4.92**	**4.69**	**4.48**
102-18	5.33	5.29	5.24	5.19	5.12	5.00	4.89	4.65	4.43
102-22	5.32	5.28	5.23	5.17	5.11	4.97	4.86	4.61	4.39
102-26	5.31	5.27	5.22	5.16	5.09	4.95	4.83	4.58	4.34
102-30	5.30	5.26	5.20	5.14	5.07	4.93	4.80	4.54	4.29
103-02	5.29	5.24	5.19	5.13	5.05	4.90	4.77	4.50	4.25
103-06	5.28	5.23	5.18	5.11	5.03	4.88	4.75	4.46	4.20
WAL	**20.736**	**16.349**	**12.906**	**10.319**	**8.381**	**6.153**	**4.986**	**3.569**	**2.819**
Mod Durn	**12.199**	**10.614**	**9.082**	**7.730**	**6.586**	**5.117**	**4.274**	**3.178**	**2.562**
Mod Convexity	**2.074**	**1.497**	**1.055**	**0.743**	**0.530**	**0.315**	**0.220**	**0.123**	**0.081**
Principal Window	**Feb24 - Feb24**	**Sep19 - Oct19**	**Apr16 - May16**	**Sep13 - Sep13**	**Sep11 - Oct11**	**Jul09 - Jul09**	**May08 - May08**	**Dec06 - Dec06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A35

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.40	5.37	5.34	5.30	5.25	5.16	5.08	4.92	4.77
101-26	5.39	5.36	5.33	5.28	5.23	5.14	5.05	4.88	4.72
101-30	5.38	5.35	5.31	5.27	5.21	5.12	5.03	4.84	4.67
102-02	5.37	5.34	5.30	5.25	5.20	5.09	5.00	4.81	4.62
102-06	5.36	5.32	5.28	5.24	5.18	5.07	4.97	4.77	4.58
102-10	5.35	5.31	5.27	5.22	5.16	5.05	4.94	4.73	4.53
102-14	**5.34**	**5.30**	**5.26**	**5.20**	**5.14**	**5.02**	**4.91**	**4.69**	**4.48**
102-18	5.33	5.29	5.24	5.19	5.12	5.00	4.88	4.65	4.43
102-22	5.32	5.28	5.23	5.17	5.10	4.97	4.85	4.61	4.39
102-26	5.31	5.27	5.22	5.16	5.08	4.95	4.82	4.58	4.34
102-30	5.30	5.26	5.20	5.14	5.07	4.93	4.80	4.54	4.29
103-02	5.29	5.24	5.19	5.13	5.05	4.90	4.77	4.50	4.25
103-06	5.28	5.23	5.18	5.11	5.03	4.88	4.74	4.46	4.20
WAL	**20.656**	**16.319**	**12.903**	**10.319**	**8.319**	**6.153**	**4.947**	**3.568**	**2.819**
Mod Durn	**12.174**	**10.602**	**9.080**	**7.730**	**6.549**	**5.117**	**4.245**	**3.176**	**2.562**
Mod Convexity	**2.063**	**1.493**	**1.054**	**0.743**	**0.523**	**0.315**	**0.217**	**0.123**	**0.081**
Principal Window	**Jan24 - Feb24**	**Sep19 - Sep19**	**Apr16 - Apr16**	**Sep13 - Sep13**	**Sep11 - Sep11**	**Jul09 - Jul09**	**Apr08 - May08**	**Nov06 - Dec06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A34

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.40	5.37	5.34	5.30	5.25	5.16	5.08	4.91	4.77
101-26	5.39	5.36	5.32	5.28	5.23	5.14	5.05	4.87	4.72
101-30	5.38	5.35	5.31	5.27	5.21	5.12	5.02	4.83	4.67
102-02	5.37	5.34	5.30	5.25	5.20	5.09	4.99	4.79	4.62
102-06	5.36	5.32	5.28	5.23	5.18	5.07	4.96	4.75	4.58
102-10	5.35	5.31	5.27	5.22	5.16	5.05	4.93	4.71	4.53
102-14	**5.34**	**5.30**	**5.26**	**5.20**	**5.14**	**5.02**	**4.91**	**4.67**	**4.48**
102-18	5.33	5.29	5.24	5.19	5.12	5.00	4.88	4.63	4.43
102-22	5.32	5.28	5.23	5.17	5.10	4.97	4.85	4.59	4.39
102-26	5.31	5.27	5.22	5.16	5.08	4.95	4.82	4.56	4.34
102-30	5.30	5.26	5.20	5.14	5.07	4.93	4.79	4.52	4.29
103-02	5.29	5.24	5.19	5.12	5.05	4.90	4.76	4.48	4.25
103-06	5.28	5.23	5.18	5.11	5.03	4.88	4.73	4.44	4.20
WAL	**20.651**	**16.259**	**12.838**	**10.251**	**8.319**	**6.153**	**4.903**	**3.486**	**2.819**
Mod Durn	**12.172**	**10.577**	**9.049**	**7.691**	**6.549**	**5.117**	**4.212**	**3.111**	**2.562**
Mod Convexity	**2.062**	**1.485**	**1.046**	**0.735**	**0.523**	**0.315**	**0.213**	**0.118**	**0.081**
Principal Window	**Dec23 - Jan24**	**Aug19 - Sep19**	**Mar16 - Apr16**	**Aug13 - Sep13**	**Sep11 - Sep11**	**Jul09 - Jul09**	**Apr08 - Apr08**	**Nov06 - Nov06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A33

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.34	5.30	5.25	5.16	5.08	4.91	4.77
101-26	5.38	5.36	5.32	5.28	5.23	5.14	5.05	4.87	4.72
101-30	5.37	5.35	5.31	5.27	5.21	5.12	5.02	4.83	4.67
102-02	5.36	5.34	5.30	5.25	5.20	5.09	4.99	4.79	4.62
102-06	5.35	5.32	5.28	5.23	5.18	5.07	4.96	4.75	4.58
102-10	5.34	5.31	5.27	5.22	5.16	5.05	4.93	4.71	4.53
102-14	**5.33**	**5.30**	**5.26**	**5.20**	**5.14**	**5.02**	**4.91**	**4.67**	**4.48**
102-18	5.32	5.29	5.24	5.19	5.12	5.00	4.88	4.63	4.43
102-22	5.31	5.28	5.23	5.17	5.10	4.97	4.85	4.59	4.39
102-26	5.30	5.27	5.22	5.16	5.08	4.95	4.82	4.56	4.34
102-30	5.29	5.25	5.20	5.14	5.07	4.93	4.79	4.52	4.29
103-02	5.28	5.24	5.19	5.12	5.05	4.90	4.76	4.48	4.25
103-06	5.27	5.23	5.18	5.11	5.03	4.88	4.73	4.44	4.20
WAL	**20.569**	**16.236**	**12.819**	**10.236**	**8.319**	**6.153**	**4.903**	**3.486**	**2.819**
Mod Durn	**12.146**	**10.568**	**9.040**	**7.683**	**6.549**	**5.117**	**4.212**	**3.111**	**2.562**
Mod Convexity	**2.052**	**1.482**	**1.044**	**0.734**	**0.523**	**0.315**	**0.213**	**0.118**	**0.081**
Principal Window	**Dec23 - Dec23**	**Aug19 - Aug19**	**Mar16 - Mar16**	**Aug13 - Aug13**	**Sep11 - Sep11**	**Jul09 - Jul09**	**Apr08 - Apr08**	**Nov06 - Nov06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A32

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.34	5.30	5.25	5.16	5.08	4.91	4.77
101-26	5.38	5.36	5.32	5.28	5.23	5.14	5.05	4.87	4.72
101-30	5.37	5.35	5.31	5.27	5.21	5.11	5.02	4.83	4.67
102-02	5.36	5.33	5.30	5.25	5.19	5.09	4.99	4.79	4.62
102-06	5.35	5.32	5.28	5.23	5.17	5.07	4.96	4.75	4.58
102-10	5.34	5.31	5.27	5.22	5.16	5.04	4.93	4.71	4.53
102-14	**5.33**	**5.30**	**5.26**	**5.20**	**5.14**	**5.02**	**4.91**	**4.67**	**4.48**
102-18	5.32	5.29	5.24	5.19	5.12	4.99	4.88	4.63	4.43
102-22	5.31	5.28	5.23	5.17	5.10	4.97	4.85	4.59	4.39
102-26	5.30	5.27	5.22	5.15	5.08	4.95	4.82	4.56	4.34
102-30	5.29	5.25	5.20	5.14	5.06	4.92	4.79	4.52	4.29
103-02	5.28	5.24	5.19	5.12	5.04	4.90	4.76	4.48	4.25
103-06	5.27	5.23	5.18	5.11	5.03	4.87	4.73	4.44	4.20
WAL	**20.564**	**16.170**	**12.772**	**10.216**	**8.251**	**6.098**	**4.903**	**3.486**	**2.819**
Mod Durn	**12.144**	**10.541**	**9.016**	**7.672**	**6.506**	**5.079**	**4.212**	**3.111**	**2.562**
Mod Convexity	**2.051**	**1.473**	**1.038**	**0.731**	**0.516**	**0.310**	**0.213**	**0.118**	**0.081**
Principal Window	**Nov23 - Dec23**	**Jul19 - Aug19**	**Feb16 - Mar16**	**Jul13 - Aug13**	**Aug11 - Sep11**	**Jun09 - Jul09**	**Apr08 - Apr08**	**Nov06 - Nov06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. The material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of the material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A31

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.34	5.30	5.25	5.16	5.08	4.91	4.77
101-26	5.38	5.36	5.32	5.28	5.23	5.14	5.05	4.87	4.72
101-30	5.37	5.35	5.31	5.26	5.21	5.11	5.02	4.83	4.67
102-02	5.36	5.33	5.30	5.25	5.19	5.09	4.99	4.79	4.62
102-06	5.35	5.32	5.28	5.23	5.17	5.06	4.96	4.75	4.58
102-10	5.34	5.31	5.27	5.22	5.16	5.04	4.93	4.71	4.53
102-14	**5.33**	**5.30**	**5.26**	**5.20**	**5.14**	**5.02**	**4.91**	**4.67**	**4.48**
102-18	5.32	5.29	5.24	5.18	5.12	4.99	4.88	4.63	4.43
102-22	5.31	5.28	5.23	5.17	5.10	4.97	4.85	4.59	4.39
102-26	5.30	5.27	5.21	5.15	5.08	4.94	4.82	4.56	4.34
102-30	5.29	5.25	5.20	5.14	5.06	4.92	4.79	4.52	4.29
103-02	5.28	5.24	5.19	5.12	5.04	4.90	4.76	4.48	4.25
103-06	5.27	5.23	5.17	5.11	5.02	4.87	4.73	4.44	4.20
WAL	**20.486**	**16.153**	**12.736**	**10.153**	**8.236**	**6.069**	**4.903**	**3.486**	**2.819**
Mod Durn	**12.119**	**10.534**	**8.999**	**7.636**	**6.496**	**5.059**	**4.212**	**3.111**	**2.562**
Mod Convexity	**2.041**	**1.471**	**1.034**	**0.724**	**0.515**	**0.308**	**0.213**	**0.118**	**0.081**
Principal Window	**Nov23 - Nov23**	**Jul19 - Jul19**	**Feb16 - Feb16**	**Jul13 - Jul13**	**Aug11 - Aug11**	**Jun09 - Jun09**	**Apr08 - Apr08**	**Nov06 - Nov06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. The material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A4

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.32	5.28	5.23	5.14	5.06	4.89	4.74
101-26	5.38	5.35	5.31	5.26	5.21	5.12	5.03	4.85	4.70
101-30	5.37	5.34	5.30	5.25	5.19	5.09	5.00	4.81	4.65
102-02	5.36	5.32	5.28	5.23	5.17	5.06	4.97	4.77	4.60
102-06	5.35	5.31	5.27	5.21	5.15	5.04	4.94	4.73	4.55
102-10	5.34	5.30	5.25	5.20	5.13	5.01	4.92	4.69	4.50
102-14	**5.33**	**5.29**	**5.24**	**5.18**	**5.11**	**4.99**	**4.89**	**4.65**	**4.45**
102-18	5.32	5.28	5.22	5.16	5.09	4.96	4.86	4.61	4.40
102-22	5.31	5.26	5.21	5.14	5.07	4.94	4.83	4.57	4.35
102-26	5.30	5.25	5.20	5.13	5.05	4.91	4.80	4.53	4.30
102-30	5.29	5.24	5.18	5.11	5.03	4.89	4.77	4.49	4.26
103-02	5.28	5.23	5.17	5.09	5.01	4.86	4.74	4.45	4.21
103-06	5.27	5.22	5.15	5.08	4.99	4.84	4.71	4.41	4.16
WAL	**19.403**	**15.069**	**11.819**	**9.392**	**7.665**	**5.736**	**4.736**	**3.403**	**2.736**
Mod Durn	**11.756**	**10.077**	**8.537**	**7.198**	**6.133**	**4.822**	**4.087**	**3.043**	**2.492**
Mod Convexity	**1.899**	**1.330**	**0.921**	**0.639**	**0.457**	**0.279**	**0.201**	**0.113**	**0.077**
Principal Window	**Oct22 - Oct22**	**Jun18 - Jun18**	**Mar15 - Mar15**	**Sep12 - Oct12**	**Jan11 - Feb11**	**Feb09 - Feb09**	**Feb08 - Feb08**	**Oct06 - Oct06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 2A2

Banc of America

Balance	$92,551,714.83	Delay	0	Index	LIBOR_1MO | 1.32	WAC(2)	5.504351240
Coupon	10.21666660	Dated	05/25/2003	Mult / Margin	-1.66666664 / 12.416	NET(2)	5.25235124
Settle	05/30/2003	First Payment	06/25/2003	Cap / Floor	12.41666657 / 0	WAM(2)	178

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
105-10	9.23	9.13	9.03	8.92	8.82	8.62	8.41	7.92	7.46
105-14	**9.20**	**9.10**	**8.99**	**8.89**	**8.78**	**8.57**	**8.37**	**7.86**	**7.39**
105-18	9.17	9.07	8.96	8.86	8.75	8.53	8.32	7.81	7.33
WAL	**6.631**	**5.941**	**5.361**	**4.871**	**4.454**	**3.793**	**3.299**	**2.503**	**2.041**
Mod Durn	**4.358**	**4.028**	**3.739**	**3.487**	**3.266**	**2.897**	**2.605**	**2.094**	**1.767**
Mod Convexity	**0.322**	**0.279**	**0.243**	**0.212**	**0.187**	**0.147**	**0.118**	**0.074**	**0.051**
Principal Window	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Jan10**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 2A1

Banc of America

Balance	$154,252,856.00	Delay	0	Index	LIBOR_1MO | 1.32	WAC(2)	5.504351240
Coupon	1.87000000	Dated	05/25/2003	Mult / Margin	1.0 / 0.55	NET(2)	5.25235124
Settle	05/30/2003	First Payment	06/25/2003	Cap / Floor	8 / 0.55	WAM(2)	178

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-30	1.89	1.89	1.89	1.89	1.89	1.89	1.90	1.90	1.91
100-02	**1.87**	**1.87**	**1.86**	**1.86**	**1.86**	**1.86**	**1.86**	**1.85**	**1.85**
100-06	1.85	1.84	1.84	1.84	1.83	1.82	1.82	1.80	1.78
WAL	**6.631**	**5.941**	**5.361**	**4.871**	**4.454**	**3.793**	**3.299**	**2.503**	**2.041**
Mod Durn	**6.051**	**5.455**	**4.951**	**4.523**	**4.157**	**3.571**	**3.128**	**2.404**	**1.975**
Mod Convexity	**0.551**	**0.462**	**0.390**	**0.331**	**0.283**	**0.211**	**0.162**	**0.093**	**0.061**
Principal Window	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Mar18**	**Jun03 - Jan10**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A30

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.34	5.30	5.25	5.16	5.08	4.91	4.77
101-26	5.38	5.36	5.32	5.28	5.23	5.14	5.05	4.87	4.72
101-30	5.37	5.35	5.31	5.26	5.21	5.11	5.02	4.83	4.67
102-02	5.36	5.33	5.30	5.25	5.19	5.09	4.99	4.79	4.62
102-06	5.35	5.32	5.28	5.23	5.17	5.06	4.96	4.75	4.58
102-10	5.34	5.31	5.27	5.22	5.16	5.04	4.93	4.71	4.53
102-14	**5.33**	**5.30**	**5.25**	**5.20**	**5.14**	**5.02**	**4.91**	**4.67**	**4.48**
102-18	5.32	5.29	5.24	5.18	5.12	4.99	4.88	4.63	4.43
102-22	5.31	5.28	5.23	5.17	5.10	4.97	4.85	4.59	4.39
102-26	5.30	5.26	5.21	5.15	5.08	4.94	4.82	4.56	4.34
102-30	5.29	5.25	5.20	5.14	5.06	4.92	4.79	4.52	4.29
103-02	5.28	5.24	5.19	5.12	5.04	4.90	4.76	4.48	4.25
103-06	5.27	5.23	5.17	5.11	5.02	4.87	4.73	4.44	4.20
WAL	**20.477**	**16.083**	**12.709**	**10.153**	**8.236**	**6.069**	**4.903**	**3.486**	**2.819**
Mod Durn	**12.116**	**10.506**	**8.985**	**7.636**	**6.496**	**5.059**	**4.212**	**3.111**	**2.562**
Mod Convexity	**2.040**	**1.462**	**1.030**	**0.724**	**0.515**	**0.308**	**0.213**	**0.118**	**0.081**
Principal Window	**Oct23 - Nov23**	**Jun19 - Jul19**	**Jan16 - Feb16**	**Jul13 - Jul13**	**Aug11 - Aug11**	**Jun09 - Jun09**	**Apr08 - Apr08**	**Nov06 - Nov06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

The Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting the material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A29

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.34	5.30	5.25	5.16	5.08	4.91	4.77
101-26	5.38	5.36	5.32	5.28	5.23	5.14	5.05	4.87	4.72
101-30	5.37	5.35	5.31	5.26	5.21	5.11	5.02	4.83	4.67
102-02	5.36	5.33	5.29	5.25	5.19	5.09	4.99	4.79	4.62
102-06	5.35	5.32	5.28	5.23	5.17	5.06	4.96	4.75	4.58
102-10	5.34	5.31	5.27	5.21	5.15	5.04	4.93	4.71	4.53
102-14	**5.33**	**5.30**	**5.25**	**5.20**	**5.14**	**5.02**	**4.91**	**4.67**	**4.48**
102-18	5.32	5.29	5.24	5.18	5.12	4.99	4.88	4.63	4.43
102-22	5.31	5.28	5.23	5.17	5.10	4.97	4.85	4.59	4.39
102-26	5.30	5.26	5.21	5.15	5.08	4.94	4.82	4.56	4.34
102-30	5.29	5.25	5.20	5.14	5.06	4.92	4.79	4.52	4.29
103-02	5.28	5.24	5.19	5.12	5.04	4.90	4.76	4.48	4.25
103-06	5.27	5.23	5.17	5.10	5.02	4.87	4.73	4.44	4.20
WAL	**20.403**	**16.069**	**12.653**	**10.102**	**8.210**	**6.069**	**4.903**	**3.486**	**2.819**
Mod Durn	**12.092**	**10.500**	**8.958**	**7.608**	**6.480**	**5.059**	**4.212**	**3.111**	**2.562**
Mod Convexity	**2.030**	**1.460**	**1.023**	**0.718**	**0.512**	**0.308**	**0.213**	**0.118**	**0.081**
Principal Window	**Oct23 - Oct23**	**Jun19 - Jun19**	**Jan16 - Jan16**	**Jun13 - Jul13**	**Jul11 - Aug11**	**Jun09 - Jun09**	**Apr08 - Apr08**	**Nov06 - Nov06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A28

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.34	5.29	5.25	5.16	5.08	4.91	4.77
101-26	5.38	5.36	5.32	5.28	5.23	5.14	5.05	4.87	4.72
101-30	5.37	5.34	5.31	5.26	5.21	5.11	5.02	4.83	4.67
102-02	5.36	5.33	5.29	5.25	5.19	5.09	4.99	4.79	4.62
102-06	5.35	5.32	5.28	5.23	5.17	5.06	4.96	4.75	4.58
102-10	5.34	5.31	5.27	5.21	5.15	5.04	4.93	4.71	4.53
102-14	**5.33**	**5.30**	**5.25**	**5.20**	**5.13**	**5.02**	**4.91**	**4.67**	**4.48**
102-18	5.32	5.29	5.24	5.18	5.11	4.99	4.88	4.63	4.43
102-22	5.31	5.28	5.23	5.17	5.10	4.97	4.85	4.59	4.39
102-26	5.30	5.26	5.21	5.15	5.08	4.94	4.82	4.56	4.34
102-30	5.29	5.25	5.20	5.13	5.06	4.92	4.79	4.52	4.29
103-02	5.28	5.24	5.19	5.12	5.04	4.90	4.76	4.48	4.25
103-06	5.27	5.23	5.17	5.10	5.02	4.87	4.73	4.44	4.20
WAL	**20.392**	**15.998**	**12.647**	**10.069**	**8.153**	**6.069**	**4.903**	**3.486**	**2.819**
Mod Durn	**12.088**	**10.470**	**8.955**	**7.589**	**6.444**	**5.059**	**4.212**	**3.111**	**2.562**
Mod Convexity	**2.029**	**1.451**	**1.023**	**0.715**	**0.506**	**0.308**	**0.213**	**0.118**	**0.081**
Principal Window	**Sep23 - Oct23**	**May19 - Jun19**	**Dec15 - Jan16**	**Jun13 - Jun13**	**Jul11 - Jul11**	**Jun09 - Jun09**	**Apr08 - Apr08**	**Nov06 - Nov06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A27

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.33	5.29	5.25	5.16	5.08	4.91	4.77
101-26	5.38	5.36	5.32	5.28	5.23	5.14	5.05	4.87	4.72
101-30	5.37	5.34	5.31	5.26	5.21	5.11	5.02	4.83	4.67
102-02	5.36	5.33	5.29	5.25	5.19	5.09	4.99	4.79	4.62
102-06	5.35	5.32	5.28	5.23	5.17	5.06	4.96	4.75	4.58
102-10	5.34	5.31	5.27	5.21	5.15	5.04	4.93	4.71	4.53
102-14	**5.33**	**5.30**	**5.25**	**5.20**	**5.13**	**5.02**	**4.91**	**4.67**	**4.48**
102-18	5.32	5.29	5.24	5.18	5.11	4.99	4.88	4.63	4.43
102-22	5.31	5.27	5.23	5.17	5.10	4.97	4.85	4.59	4.39
102-26	5.30	5.26	5.21	5.15	5.08	4.94	4.82	4.56	4.34
102-30	5.29	5.25	5.20	5.13	5.06	4.92	4.79	4.52	4.29
103-02	5.28	5.24	5.18	5.12	5.04	4.90	4.76	4.48	4.25
103-06	5.27	5.23	5.17	5.10	5.02	4.87	4.73	4.44	4.20
WAL	**20.319**	**15.986**	**12.569**	**10.069**	**8.153**	**6.069**	**4.903**	**3.486**	**2.819**
Mod Durn	**12.064**	**10.465**	**8.916**	**7.589**	**6.444**	**5.059**	**4.212**	**3.111**	**2.562**
Mod Convexity	**2.019**	**1.449**	**1.013**	**0.715**	**0.506**	**0.308**	**0.213**	**0.118**	**0.081**
Principal Window	**Sep23 - Sep23**	**May19 - May19**	**Dec15 - Dec15**	**Jun13 - Jun13**	**Jul11 - Jul11**	**Jun09 - Jun09**	**Apr08 - Apr08**	**Nov06 - Nov06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A26

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.33	5.29	5.25	5.16	5.08	4.91	4.77
101-26	5.38	5.36	5.32	5.28	5.23	5.13	5.05	4.87	4.72
101-30	5.37	5.34	5.31	5.26	5.21	5.11	5.02	4.83	4.67
102-02	5.36	5.33	5.29	5.24	5.19	5.09	4.99	4.79	4.62
102-06	5.35	5.32	5.28	5.23	5.17	5.06	4.96	4.75	4.58
102-10	5.34	5.31	5.27	5.21	5.15	5.04	4.93	4.71	4.53
102-14	**5.33**	**5.30**	**5.25**	**5.20**	**5.13**	**5.01**	**4.91**	**4.67**	**4.48**
102-18	5.32	5.29	5.24	5.18	5.11	4.99	4.88	4.63	4.43
102-22	5.31	5.27	5.23	5.16	5.10	4.97	4.85	4.59	4.39
102-26	5.30	5.26	5.21	5.15	5.08	4.94	4.82	4.56	4.34
102-30	5.29	5.25	5.20	5.13	5.06	4.92	4.79	4.52	4.29
103-02	5.28	5.24	5.18	5.12	5.04	4.89	4.76	4.48	4.25
103-06	5.27	5.23	5.17	5.10	5.02	4.87	4.73	4.44	4.20
WAL	**20.307**	**15.913**	**12.569**	**9.991**	**8.153**	**6.042**	**4.903**	**3.486**	**2.819**
Mod Durn	**12.060**	**10.435**	**8.916**	**7.545**	**6.444**	**5.039**	**4.212**	**3.111**	**2.562**
Mod Convexity	**2.017**	**1.440**	**1.013**	**0.706**	**0.506**	**0.305**	**0.213**	**0.118**	**0.081**
Principal Window	**Aug23 - Sep23**	**Apr19 - May19**	**Dec15 - Dec15**	**May13 - Jun13**	**Jul11 - Jul11**	**May09 - Jun09**	**Apr08 - Apr08**	**Nov06 - Nov06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of the material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A25

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.33	5.29	5.24	5.16	5.08	4.91	4.77
101-26	5.38	5.36	5.32	5.28	5.23	5.13	5.05	4.87	4.72
101-30	5.37	5.34	5.31	5.26	5.21	5.11	5.02	4.83	4.67
102-02	5.36	5.33	5.29	5.24	5.19	5.08	4.99	4.79	4.62
102-06	5.35	5.32	5.28	5.23	5.17	5.06	4.96	4.75	4.58
102-10	5.34	5.31	5.26	5.21	5.15	5.03	4.93	4.71	4.53
102-14	**5.33**	**5.30**	**5.25**	**5.20**	**5.13**	**5.01**	**4.90**	**4.67**	**4.48**
102-18	5.32	5.29	5.24	5.18	5.11	4.98	4.88	4.63	4.43
102-22	5.31	5.27	5.22	5.16	5.09	4.96	4.85	4.59	4.39
102-26	5.30	5.26	5.21	5.15	5.07	4.94	4.82	4.56	4.34
102-30	5.29	5.25	5.20	5.13	5.05	4.91	4.79	4.52	4.29
103-02	5.28	5.24	5.18	5.12	5.04	4.89	4.76	4.48	4.25
103-06	5.27	5.23	5.17	5.10	5.02	4.86	4.73	4.44	4.20
WAL	**20.236**	**15.903**	**12.505**	**9.986**	**8.091**	**5.986**	**4.896**	**3.486**	**2.819**
Mod Durn	**12.037**	**10.431**	**8.884**	**7.542**	**6.405**	**5.000**	**4.207**	**3.111**	**2.562**
Mod Convexity	**2.008**	**1.439**	**1.005**	**0.705**	**0.500**	**0.301**	**0.213**	**0.118**	**0.081**
Principal Window	**Aug23 - Aug23**	**Apr19 - Apr19**	**Nov15 - Dec15**	**May13 - May13**	**Jun11 - Jul11**	**May09 - May09**	**Mar08 - Apr08**	**Nov06 - Nov06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A24

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.33	5.29	5.24	5.16	5.07	4.91	4.77
101-26	5.38	5.36	5.32	5.28	5.23	5.13	5.04	4.87	4.72
101-30	5.37	5.34	5.31	5.26	5.21	5.11	5.01	4.83	4.67
102-02	5.36	5.33	5.29	5.24	5.19	5.08	4.98	4.79	4.62
102-06	5.35	5.32	5.28	5.23	5.17	5.06	4.95	4.75	4.58
102-10	5.34	5.31	5.26	5.21	5.15	5.03	4.92	4.71	4.53
102-14	**5.33**	**5.30**	**5.25**	**5.20**	**5.13**	**5.01**	**4.90**	**4.67**	**4.48**
102-18	5.32	5.28	5.24	5.18	5.11	4.98	4.87	4.63	4.43
102-22	5.31	5.27	5.22	5.16	5.09	4.96	4.84	4.59	4.39
102-26	5.30	5.26	5.21	5.15	5.07	4.94	4.81	4.56	4.34
102-30	5.29	5.25	5.20	5.13	5.05	4.91	4.78	4.52	4.29
103-02	5.28	5.24	5.18	5.11	5.04	4.89	4.75	4.48	4.25
103-06	5.27	5.23	5.17	5.10	5.02	4.86	4.72	4.44	4.20
WAL	**20.223**	**15.831**	**12.486**	**9.967**	**8.069**	**5.986**	**4.819**	**3.486**	**2.819**
Mod Durn	**12.033**	**10.401**	**8.875**	**7.531**	**6.392**	**5.000**	**4.150**	**3.111**	**2.562**
Mod Convexity	**2.006**	**1.429**	**1.003**	**0.703**	**0.498**	**0.301**	**0.207**	**0.118**	**0.081**
Principal Window	**Jul23 - Aug23**	**Mar19 - Apr19**	**Nov15 - Nov15**	**Apr13 - May13**	**Jun11 - Jun11**	**May09 - May09**	**Mar08 - Mar08**	**Nov06 - Nov06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A23

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.33	5.29	5.24	5.16	5.07	4.91	4.77
101-26	5.38	5.36	5.32	5.27	5.23	5.13	5.04	4.87	4.72
101-30	5.37	5.34	5.31	5.26	5.21	5.11	5.01	4.83	4.67
102-02	5.36	5.33	5.29	5.24	5.19	5.08	4.98	4.79	4.62
102-06	5.35	5.32	5.28	5.23	5.17	5.06	4.95	4.75	4.58
102-10	5.34	5.31	5.26	5.21	5.15	5.03	4.92	4.71	4.53
102-14	**5.33**	**5.30**	**5.25**	**5.19**	**5.13**	**5.01**	**4.90**	**4.67**	**4.48**
102-18	5.32	5.28	5.24	5.18	5.11	4.98	4.87	4.63	4.43
102-22	5.31	5.27	5.22	5.16	5.09	4.96	4.84	4.59	4.39
102-26	5.30	5.26	5.21	5.14	5.07	4.94	4.81	4.56	4.34
102-30	5.29	5.25	5.20	5.13	5.05	4.91	4.78	4.52	4.29
103-02	5.28	5.24	5.18	5.11	5.04	4.89	4.75	4.48	4.25
103-06	5.27	5.23	5.17	5.10	5.02	4.86	4.72	4.44	4.20
WAL	**20.153**	**15.819**	**12.448**	**9.903**	**8.069**	**5.986**	**4.819**	**3.486**	**2.819**
Mod Durn	**12.009**	**10.396**	**8.856**	**7.494**	**6.392**	**5.000**	**4.150**	**3.111**	**2.562**
Mod Convexity	**1.997**	**1.428**	**0.998**	**0.696**	**0.498**	**0.301**	**0.207**	**0.118**	**0.081**
Principal Window	**Jul23 - Jul23**	**Mar19 - Mar19**	**Oct15 - Nov15**	**Apr13 - Apr13**	**Jun11 - Jun11**	**May09 - May09**	**Mar08 - Mar08**	**Nov06 - Nov06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A22

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.33	5.29	5.24	5.16	5.07	4.91	4.77
101-26	5.38	5.35	5.32	5.27	5.22	5.13	5.04	4.87	4.72
101-30	5.37	5.34	5.30	5.26	5.21	5.11	5.01	4.83	4.67
102-02	5.36	5.33	5.29	5.24	5.19	5.08	4.98	4.79	4.62
102-06	5.35	5.32	5.28	5.23	5.17	5.06	4.95	4.75	4.58
102-10	5.34	5.31	5.26	5.21	5.15	5.03	4.92	4.71	4.53
102-14	**5.33**	**5.30**	**5.25**	**5.19**	**5.13**	**5.01**	**4.90**	**4.67**	**4.48**
102-18	5.32	5.28	5.24	5.18	5.11	4.98	4.87	4.63	4.43
102-22	5.31	5.27	5.22	5.16	5.09	4.96	4.84	4.59	4.39
102-26	5.30	5.26	5.21	5.14	5.07	4.94	4.81	4.56	4.34
102-30	5.29	5.25	5.19	5.13	5.05	4.91	4.78	4.52	4.29
103-02	5.28	5.24	5.18	5.11	5.03	4.89	4.75	4.48	4.25
103-06	5.27	5.23	5.17	5.10	5.02	4.86	4.72	4.44	4.20
WAL	**20.141**	**15.749**	**12.403**	**9.903**	**8.062**	**5.986**	**4.819**	**3.486**	**2.819**
Mod Durn	**12.005**	**10.367**	**8.833**	**7.494**	**6.387**	**5.000**	**4.150**	**3.111**	**2.562**
Mod Convexity	**1.996**	**1.419**	**0.992**	**0.696**	**0.497**	**0.301**	**0.207**	**0.118**	**0.081**
Principal Window	**Jun23 - Jul23**	**Feb19 - Mar19**	**Oct15 - Oct15**	**Apr13 - Apr13**	**May11 - Jun11**	**May09 - May09**	**Mar08 - Mar08**	**Nov06 - Nov06**	**Mar06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A21

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.33	5.29	5.24	5.16	5.07	4.91	4.76
101-26	5.38	5.35	5.32	5.27	5.22	5.13	5.04	4.87	4.71
101-30	5.37	5.34	5.30	5.26	5.20	5.11	5.01	4.83	4.66
102-02	5.36	5.33	5.29	5.24	5.18	5.08	4.98	4.79	4.61
102-06	5.35	5.32	5.28	5.22	5.16	5.06	4.95	4.75	4.56
102-10	5.34	5.31	5.26	5.21	5.15	5.03	4.92	4.71	4.51
102-14	**5.33**	**5.30**	**5.25**	**5.19**	**5.13**	**5.01**	**4.90**	**4.67**	**4.46**
102-18	5.32	5.28	5.24	5.18	5.11	4.98	4.87	4.63	4.42
102-22	5.31	5.27	5.22	5.16	5.09	4.96	4.84	4.59	4.37
102-26	5.30	5.26	5.21	5.14	5.07	4.94	4.81	4.56	4.32
102-30	5.29	5.25	5.19	5.13	5.05	4.91	4.78	4.52	4.27
103-02	5.28	5.24	5.18	5.11	5.03	4.89	4.75	4.48	4.23
103-06	5.27	5.23	5.17	5.10	5.01	4.86	4.72	4.44	4.18
WAL	**20.069**	**15.736**	**12.393**	**9.862**	**7.986**	**5.986**	**4.819**	**3.486**	**2.774**
Mod Durn	**11.982**	**10.361**	**8.828**	**7.471**	**6.339**	**5.000**	**4.150**	**3.111**	**2.524**
Mod Convexity	**1.986**	**1.417**	**0.991**	**0.691**	**0.489**	**0.301**	**0.207**	**0.118**	**0.079**
Principal Window	**Jun23 - Jun23**	**Feb19 - Feb19**	**Sep15 - Oct15**	**Mar13 - Apr13**	**May11 - May11**	**May09 - May09**	**Mar08 - Mar08**	**Nov06 - Nov06**	**Feb06 - Mar06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A3

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.32	5.28	5.23	5.14	5.06	4.89	4.74
101-26	5.38	5.35	5.31	5.26	5.21	5.12	5.03	4.85	4.70
101-30	5.37	5.34	5.29	5.24	5.19	5.09	5.00	4.81	4.65
102-02	5.36	5.32	5.28	5.23	5.17	5.06	4.97	4.77	4.60
102-06	5.35	5.31	5.27	5.21	5.15	5.04	4.94	4.73	4.55
102-10	5.34	5.30	5.25	5.19	5.13	5.01	4.91	4.69	4.50
102-14	**5.33**	**5.29**	**5.24**	**5.18**	**5.11**	**4.99**	**4.88**	**4.65**	**4.45**
102-18	5.32	5.28	5.22	5.16	5.09	4.96	4.85	4.61	4.40
102-22	5.31	5.26	5.21	5.14	5.07	4.94	4.82	4.57	4.35
102-26	5.30	5.25	5.19	5.13	5.05	4.91	4.79	4.53	4.30
102-30	5.29	5.24	5.18	5.11	5.03	4.89	4.76	4.49	4.26
103-02	5.28	5.23	5.17	5.09	5.01	4.86	4.73	4.45	4.21
103-06	5.26	5.21	5.15	5.07	4.99	4.84	4.70	4.41	4.16
WAL	**19.351**	**15.003**	**11.743**	**9.319**	**7.653**	**5.736**	**4.710**	**3.403**	**2.736**
Mod Durn	**11.738**	**10.048**	**8.497**	**7.155**	**6.126**	**4.822**	**4.067**	**3.043**	**2.492**
Mod Convexity	**1.892**	**1.322**	**0.912**	**0.631**	**0.456**	**0.279**	**0.199**	**0.113**	**0.077**
Principal Window	**Sep22 - Oct22**	**May18 - Jun18**	**Feb15 - Mar15**	**Sep12 - Sep12**	**Jan11 - Jan11**	**Feb09 - Feb09**	**Jan08 - Feb08**	**Oct06 - Oct06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1NAS

Banc of America

Balance	$80,000,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
103-07	5.21	5.18	5.16	5.14	5.12	5.08	5.05	4.84	4.60
103-11	**5.19**	**5.17**	**5.14**	**5.12**	**5.10**	**5.07**	**5.04**	**4.81**	**4.57**
103-15	5.18	5.15	5.13	5.11	5.09	5.05	5.02	4.79	4.53
WAL	**15.658**	**14.008**	**12.762**	**11.803**	**11.049**	**9.953**	**9.086**	**5.821**	**4.187**
Mod Durn	**9.953**	**9.271**	**8.731**	**8.296**	**7.940**	**7.392**	**6.930**	**4.873**	**3.670**
Mod Convexity	**1.449**	**1.240**	**1.083**	**0.962**	**0.868**	**0.734**	**0.630**	**0.294**	**0.164**
Principal Window	**Jun08 - Mar33**	**Jun08 - Mar33**	**Jun08 - Mar33**	**Jun08 - Mar33**	**Jun08 - Mar33**	**Jun08 - Mar33**	**Jun08 - Mar33**	**Jan08 - Mar33**	**Dec06 - Oct08**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A20

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.33	5.29	5.24	5.16	5.07	4.91	4.74
101-26	5.38	5.35	5.32	5.27	5.22	5.13	5.04	4.87	4.70
101-30	5.37	5.34	5.30	5.26	5.20	5.11	5.01	4.83	4.65
102-02	5.36	5.33	5.29	5.24	5.18	5.08	4.98	4.79	4.60
102-06	5.35	5.32	5.28	5.22	5.16	5.06	4.95	4.75	4.55
102-10	5.34	5.31	5.26	5.21	5.15	5.03	4.92	4.71	4.50
102-14	**5.33**	**5.29**	**5.25**	**5.19**	**5.13**	**5.01**	**4.90**	**4.67**	**4.45**
102-18	5.32	5.28	5.23	5.17	5.11	4.98	4.87	4.63	4.40
102-22	5.31	5.27	5.22	5.16	5.09	4.96	4.84	4.59	4.35
102-26	5.30	5.26	5.21	5.14	5.07	4.94	4.81	4.56	4.30
102-30	5.29	5.25	5.19	5.13	5.05	4.91	4.78	4.52	4.26
103-02	5.28	5.24	5.18	5.11	5.03	4.89	4.75	4.48	4.21
103-06	5.27	5.22	5.17	5.09	5.01	4.86	4.72	4.44	4.16
WAL	**20.059**	**15.670**	**12.319**	**9.819**	**7.986**	**5.986**	**4.819**	**3.486**	**2.736**
Mod Durn	**11.978**	**10.334**	**8.791**	**7.446**	**6.339**	**5.000**	**4.150**	**3.111**	**2.492**
Mod Convexity	**1.985**	**1.408**	**0.982**	**0.686**	**0.489**	**0.301**	**0.207**	**0.118**	**0.077**
Principal Window	**May23 - Jun23**	**Jan19 - Feb19**	**Sep15 - Sep15**	**Mar13 - Mar13**	**May11 - May11**	**May09 - May09**	**Mar08 - Mar08**	**Nov06 - Nov06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A19

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.33	5.29	5.24	5.15	5.07	4.91	4.74
101-26	5.38	5.35	5.32	5.27	5.22	5.13	5.04	4.87	4.70
101-30	5.37	5.34	5.30	5.26	5.20	5.10	5.01	4.83	4.65
102-02	5.36	5.33	5.29	5.24	5.18	5.08	4.98	4.79	4.60
102-06	5.35	5.32	5.28	5.22	5.16	5.06	4.95	4.75	4.55
102-10	5.34	5.31	5.26	5.21	5.15	5.03	4.92	4.71	4.50
102-14	**5.33**	**5.29**	**5.25**	**5.19**	**5.13**	**5.01**	**4.90**	**4.67**	**4.45**
102-18	5.32	5.28	5.23	5.17	5.11	4.98	4.87	4.63	4.40
102-22	5.31	5.27	5.22	5.16	5.09	4.96	4.84	4.59	4.35
102-26	5.30	5.26	5.21	5.14	5.07	4.93	4.81	4.56	4.30
102-30	5.29	5.25	5.19	5.13	5.05	4.91	4.78	4.52	4.26
103-02	5.28	5.24	5.18	5.11	5.03	4.88	4.75	4.48	4.21
103-06	5.27	5.22	5.17	5.09	5.01	4.86	4.72	4.44	4.16
WAL	**19.986**	**15.653**	**12.319**	**9.819**	**7.986**	**5.949**	**4.819**	**3.486**	**2.736**
Mod Durn	**11.954**	**10.327**	**8.791**	**7.446**	**6.339**	**4.973**	**4.150**	**3.111**	**2.492**
Mod Convexity	**1.975**	**1.406**	**0.982**	**0.686**	**0.489**	**0.297**	**0.207**	**0.118**	**0.077**
Principal Window	**May23 - May23**	**Jan19 - Jan19**	**Sep15 - Sep15**	**Mar13 - Mar13**	**May11 - May11**	**Apr09 - May09**	**Mar08 - Mar08**	**Nov06 - Nov06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve							
Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 - 1A18

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.37	5.33	5.29	5.24	5.15	5.07	4.91	4.74
101-26	5.38	5.35	5.32	5.27	5.22	5.13	5.04	4.87	4.70
101-30	5.37	5.34	5.30	5.26	5.20	5.10	5.01	4.83	4.65
102-02	5.36	5.33	5.29	5.24	5.18	5.08	4.98	4.79	4.60
102-06	5.35	5.32	5.27	5.22	5.16	5.05	4.95	4.75	4.55
102-10	5.34	5.31	5.26	5.21	5.15	5.03	4.92	4.71	4.50
102-14	**5.33**	**5.29**	**5.25**	**5.19**	**5.13**	**5.00**	**4.90**	**4.67**	**4.45**
102-18	5.32	5.28	5.23	5.17	5.11	4.98	4.87	4.63	4.40
102-22	5.31	5.27	5.22	5.16	5.09	4.95	4.84	4.59	4.35
102-26	5.30	5.26	5.21	5.14	5.07	4.93	4.81	4.56	4.30
102-30	5.29	5.25	5.19	5.12	5.05	4.90	4.78	4.52	4.26
103-02	5.28	5.24	5.18	5.11	5.03	4.88	4.75	4.48	4.21
103-06	5.27	5.22	5.16	5.09	5.01	4.86	4.72	4.44	4.16
WAL	**19.977**	**15.591**	**12.257**	**9.761**	**7.986**	**5.903**	**4.819**	**3.486**	**2.736**
Mod Durn	**11.951**	**10.301**	**8.760**	**7.413**	**6.339**	**4.941**	**4.150**	**3.111**	**2.492**
Mod Convexity	**1.974**	**1.398**	**0.974**	**0.680**	**0.489**	**0.294**	**0.207**	**0.118**	**0.077**
Principal Window	**Apr23 - May23**	**Dec18 - Jan19**	**Aug15 - Sep15**	**Feb13 - Mar13**	**May11 - May11**	**Apr09 - Apr09**	**Mar08 - Mar08**	**Nov06 - Nov06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in the material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A17

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.33	5.29	5.24	5.15	5.07	4.90	4.74
101-26	5.38	5.35	5.32	5.27	5.22	5.13	5.04	4.86	4.70
101-30	5.37	5.34	5.30	5.25	5.20	5.10	5.01	4.82	4.65
102-02	5.36	5.33	5.29	5.24	5.18	5.08	4.98	4.78	4.60
102-06	5.35	5.32	5.27	5.22	5.16	5.05	4.95	4.74	4.55
102-10	5.34	5.31	5.26	5.21	5.14	5.03	4.92	4.70	4.50
102-14	**5.33**	**5.29**	**5.25**	**5.19**	**5.12**	**5.00**	**4.90**	**4.66**	**4.45**
102-18	5.32	5.28	5.23	5.17	5.10	4.98	4.87	4.62	4.40
102-22	5.31	5.27	5.22	5.16	5.08	4.95	4.84	4.58	4.35
102-26	5.30	5.26	5.20	5.14	5.06	4.93	4.81	4.54	4.30
102-30	5.29	5.25	5.19	5.12	5.05	4.90	4.78	4.50	4.26
103-02	5.28	5.23	5.18	5.11	5.03	4.88	4.75	4.46	4.21
103-06	5.27	5.22	5.16	5.09	5.01	4.86	4.72	4.42	4.16
WAL	**19.903**	**15.569**	**12.236**	**9.736**	**7.910**	**5.903**	**4.819**	**3.427**	**2.736**
Mod Durn	**11.926**	**10.291**	**8.749**	**7.398**	**6.291**	**4.941**	**4.150**	**3.063**	**2.492**
Mod Convexity	**1.964**	**1.395**	**0.972**	**0.677**	**0.481**	**0.294**	**0.207**	**0.114**	**0.077**
Principal Window	**Apr23 - Apr23**	**Dec18 - Dec18**	**Aug15 - Aug15**	**Feb13 - Feb13**	**Apr11 - May11**	**Apr09 - Apr09**	**Mar08 - Mar08**	**Oct06 - Nov06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 -- 1A16

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.33	5.29	5.24	5.15	5.07	4.89	4.74
101-26	5.38	5.35	5.32	5.27	5.22	5.13	5.04	4.85	4.70
101-30	5.37	5.34	5.30	5.25	5.20	5.10	5.01	4.81	4.65
102-02	5.36	5.33	5.29	5.24	5.18	5.08	4.98	4.77	4.60
102-06	5.35	5.32	5.27	5.22	5.16	5.05	4.95	4.73	4.55
102-10	5.34	5.30	5.26	5.21	5.14	5.03	4.92	4.69	4.50
102-14	**5.33**	**5.29**	**5.25**	**5.19**	**5.12**	**5.00**	**4.90**	**4.65**	**4.45**
102-18	5.32	5.28	5.23	5.17	5.10	4.98	4.87	4.61	4.40
102-22	5.31	5.27	5.22	5.16	5.08	4.95	4.84	4.57	4.35
102-26	5.30	5.26	5.20	5.14	5.06	4.93	4.81	4.53	4.30
102-30	5.29	5.25	5.19	5.12	5.05	4.90	4.78	4.49	4.26
103-02	5.28	5.23	5.18	5.11	5.03	4.88	4.75	4.45	4.21
103-06	5.27	5.22	5.16	5.09	5.01	4.86	4.72	4.41	4.16
WAL	**19.897**	**15.514**	**12.207**	**9.736**	**7.903**	**5.903**	**4.819**	**3.403**	**2.736**
Mod Durn	**11.924**	**10.268**	**8.735**	**7.398**	**6.286**	**4.941**	**4.150**	**3.043**	**2.492**
Mod Convexity	**1.964**	**1.388**	**0.968**	**0.677**	**0.481**	**0.294**	**0.207**	**0.113**	**0.077**
Principal Window	**Mar23 - Apr23**	**Nov18 - Dec18**	**Jul15 - Aug15**	**Feb13 - Feb13**	**Apr11 - Apr11**	**Apr09 - Apr09**	**Mar08 - Mar08**	**Oct06 - Oct06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A15

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.33	5.29	5.24	5.15	5.07	4.89	4.74
101-26	5.38	5.35	5.31	5.27	5.22	5.13	5.04	4.85	4.70
101-30	5.37	5.34	5.30	5.25	5.20	5.10	5.01	4.81	4.65
102-02	5.36	5.33	5.29	5.24	5.18	5.08	4.98	4.77	4.60
102-06	5.35	5.32	5.27	5.22	5.16	5.05	4.95	4.73	4.55
102-10	5.34	5.30	5.26	5.20	5.14	5.03	4.92	4.69	4.50
102-14	**5.33**	**5.29**	**5.24**	**5.19**	**5.12**	**5.00**	**4.90**	**4.65**	**4.45**
102-18	5.32	5.28	5.23	5.17	5.10	4.98	4.87	4.61	4.40
102-22	5.31	5.27	5.22	5.15	5.08	4.95	4.84	4.57	4.35
102-26	5.30	5.26	5.20	5.14	5.06	4.93	4.81	4.53	4.30
102-30	5.29	5.25	5.19	5.12	5.05	4.90	4.78	4.49	4.26
103-02	5.28	5.23	5.18	5.10	5.03	4.88	4.75	4.45	4.21
103-06	5.27	5.22	5.16	5.09	5.01	4.86	4.72	4.41	4.16
WAL	**19.819**	**15.486**	**12.153**	**9.664**	**7.903**	**5.903**	**4.819**	**3.403**	**2.736**
Mod Durn	**11.898**	**10.256**	**8.707**	**7.356**	**6.286**	**4.941**	**4.150**	**3.043**	**2.492**
Mod Convexity	**1.953**	**1.384**	**0.962**	**0.669**	**0.481**	**0.294**	**0.207**	**0.113**	**0.077**
Principal Window	**Mar23 - Mar23**	**Nov18 - Nov18**	**Jul15 - Jul15**	**Jan13 - Feb13**	**Apr11 - Apr11**	**Apr09 - Apr09**	**Mar08 - Mar08**	**Oct06 - Oct06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and the material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of the material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 -- 1A14

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.33	5.29	5.24	5.15	5.07	4.89	4.74
101-26	5.38	5.35	5.31	5.27	5.22	5.13	5.04	4.85	4.70
101-30	5.37	5.34	5.30	5.25	5.20	5.10	5.01	4.81	4.65
102-02	5.36	5.33	5.29	5.24	5.18	5.08	4.98	4.77	4.60
102-06	5.35	5.32	5.27	5.22	5.16	5.05	4.95	4.73	4.55
102-10	5.34	5.30	5.26	5.20	5.14	5.03	4.92	4.69	4.50
102-14	**5.33**	**5.29**	**5.24**	**5.19**	**5.12**	**5.00**	**4.89**	**4.65**	**4.45**
102-18	5.32	5.28	5.23	5.17	5.10	4.98	4.86	4.61	4.40
102-22	5.31	5.27	5.22	5.15	5.08	4.95	4.83	4.57	4.35
102-26	5.30	5.26	5.20	5.14	5.06	4.93	4.80	4.53	4.30
102-30	5.29	5.24	5.19	5.12	5.05	4.90	4.77	4.49	4.26
103-02	5.28	5.23	5.18	5.10	5.03	4.88	4.75	4.45	4.21
103-06	5.27	5.22	5.16	5.09	5.01	4.86	4.72	4.41	4.16
WAL	**19.818**	**15.439**	**12.153**	**9.653**	**7.903**	**5.903**	**4.789**	**3.403**	**2.736**
Mod Durn	**11.898**	**10.236**	**8.707**	**7.350**	**6.286**	**4.941**	**4.127**	**3.043**	**2.492**
Mod Convexity	**1.953**	**1.378**	**0.962**	**0.668**	**0.481**	**0.294**	**0.205**	**0.113**	**0.077**
Principal Window	**Feb23 - Mar23**	**Oct18 - Nov18**	**Jul15 - Jul15**	**Jan13 - Jan13**	**Apr11 - Apr11**	**Apr09 - Apr09**	**Feb08 - Mar08**	**Oct06 - Oct06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A13

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.33	5.29	5.24	5.15	5.06	4.89	4.74
101-26	5.38	5.35	5.31	5.27	5.22	5.13	5.03	4.85	4.70
101-30	5.37	5.34	5.30	5.25	5.20	5.10	5.00	4.81	4.65
102-02	5.36	5.33	5.29	5.24	5.18	5.08	4.97	4.77	4.60
102-06	5.35	5.32	5.27	5.22	5.16	5.05	4.94	4.73	4.55
102-10	5.34	5.30	5.26	5.20	5.14	5.03	4.92	4.69	4.50
102-14	**5.33**	**5.29**	**5.24**	**5.19**	**5.12**	**5.00**	**4.89**	**4.65**	**4.45**
102-18	5.32	5.28	5.23	5.17	5.10	4.98	4.86	4.61	4.40
102-22	5.31	5.27	5.22	5.15	5.08	4.95	4.83	4.57	4.35
102-26	5.30	5.26	5.20	5.14	5.06	4.93	4.80	4.53	4.30
102-30	5.29	5.24	5.19	5.12	5.04	4.90	4.77	4.49	4.26
103-02	5.28	5.23	5.17	5.10	5.02	4.88	4.74	4.45	4.21
103-06	5.27	5.22	5.16	5.09	5.00	4.86	4.71	4.41	4.16
WAL	**19.736**	**15.403**	**12.076**	**9.653**	**7.849**	**5.903**	**4.736**	**3.403**	**2.736**
Mod Durn	**11.870**	**10.221**	**8.668**	**7.350**	**6.252**	**4.941**	**4.087**	**3.043**	**2.492**
Mod Convexity	**1.942**	**1.373**	**0.952**	**0.668**	**0.475**	**0.294**	**0.201**	**0.113**	**0.077**
Principal Window	**Feb23 - Feb23**	**Oct18 - Oct18**	**Jun15 - Jul15**	**Jan13 - Jan13**	**Mar11 - Apr11**	**Apr09 - Apr09**	**Feb08 - Feb08**	**Oct06 - Oct06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

The Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). The material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 – 1A12

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.33	5.28	5.24	5.15	5.06	4.89	4.74
101-26	5.38	5.35	5.31	5.27	5.22	5.12	5.03	4.85	4.70
101-30	5.37	5.34	5.30	5.25	5.20	5.10	5.00	4.81	4.65
102-02	5.36	5.33	5.29	5.23	5.18	5.07	4.97	4.77	4.60
102-06	5.35	5.32	5.27	5.22	5.16	5.05	4.94	4.73	4.55
102-10	5.34	5.30	5.26	5.20	5.14	5.02	4.92	4.69	4.50
102-14	**5.33**	**5.29**	**5.24**	**5.18**	**5.12**	**5.00**	**4.89**	**4.65**	**4.45**
102-18	5.32	5.28	5.23	5.17	5.10	4.98	4.86	4.61	4.40
102-22	5.31	5.27	5.22	5.15	5.08	4.95	4.83	4.57	4.35
102-26	5.30	5.26	5.20	5.13	5.06	4.93	4.80	4.53	4.30
102-30	5.29	5.24	5.19	5.12	5.04	4.90	4.77	4.49	4.26
103-02	5.28	5.23	5.17	5.10	5.02	4.88	4.74	4.45	4.21
103-06	5.27	5.22	5.16	5.08	5.00	4.85	4.71	4.41	4.16
WAL	**19.736**	**15.366**	**12.069**	**9.570**	**7.819**	**5.870**	**4.736**	**3.403**	**2.736**
Mod Durn	**11.870**	**10.205**	**8.665**	**7.302**	**6.233**	**4.918**	**4.087**	**3.043**	**2.492**
Mod Convexity	**1.942**	**1.369**	**0.951**	**0.658**	**0.472**	**0.291**	**0.201**	**0.113**	**0.077**
Principal Window	**Feb23 - Feb23**	**Sep18 - Oct18**	**Jun15 - Jun15**	**Dec12 - Jan13**	**Mar11 - Mar11**	**Mar09 - Apr09**	**Feb08 - Feb08**	**Oct06 - Oct06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 -- 1A11

Banc of America

Balance	$300,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-22	5.39	5.36	5.33	5.28	5.24	5.15	5.06	4.89	4.74
101-26	5.38	5.35	5.31	5.27	5.22	5.12	5.03	4.85	4.70
101-30	5.37	5.34	5.30	5.25	5.20	5.10	5.00	4.81	4.65
102-02	5.36	5.33	5.28	5.23	5.18	5.07	4.97	4.77	4.60
102-06	5.35	5.31	5.27	5.22	5.16	5.05	4.94	4.73	4.55
102-10	5.34	5.30	5.26	5.20	5.14	5.02	4.92	4.69	4.50
102-14	**5.33**	**5.29**	**5.24**	**5.18**	**5.12**	**5.00**	**4.89**	**4.65**	**4.45**
102-18	5.32	5.28	5.23	5.17	5.10	4.97	4.86	4.61	4.40
102-22	5.31	5.27	5.21	5.15	5.08	4.95	4.83	4.57	4.35
102-26	5.30	5.26	5.20	5.13	5.06	4.92	4.80	4.53	4.30
102-30	5.29	5.24	5.19	5.12	5.04	4.90	4.77	4.49	4.26
103-02	5.28	5.23	5.17	5.10	5.02	4.87	4.74	4.45	4.21
103-06	5.27	5.22	5.16	5.08	5.00	4.85	4.71	4.41	4.16
WAL	**19.656**	**15.319**	**12.031**	**9.569**	**7.819**	**5.819**	**4.736**	**3.403**	**2.736**
Mod Durn	**11.843**	**10.185**	**8.645**	**7.302**	**6.233**	**4.882**	**4.087**	**3.043**	**2.492**
Mod Convexity	**1.932**	**1.363**	**0.947**	**0.658**	**0.472**	**0.286**	**0.201**	**0.113**	**0.077**
Principal Window	**Jan23 - Feb23**	**Sep18 - Sep18**	**May15 - Jun15**	**Dec12 - Dec12**	**Mar11 - Mar11**	**Mar09 - Mar09**	**Feb08 - Feb08**	**Oct06 - Oct06**	**Feb06 - Feb06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in the material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0304bbv3 -- 1A44

Banc of America

Balance	$4,000,000.00	Delay	24	WAC(1)	5.997081203
Coupon	5.50000000	Dated	05/01/2003	NET(1)	5.7450812
Settle	05/30/2003	First Payment	06/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-14	5.73	5.75	5.77	5.80	5.84	5.94	6.03	6.21	6.37
97-18	**5.72**	**5.74**	**5.76**	**5.79**	**5.83**	**5.92**	**6.00**	**6.17**	**6.32**
97-22	5.71	5.73	5.75	5.78	5.81	5.90	5.97	6.13	6.28
WAL	**24.145**	**20.149**	**16.412**	**13.368**	**10.893**	**7.396**	**5.749**	**3.936**	**3.078**
Mod Durn	**12.913**	**11.781**	**10.467**	**9.173**	**7.947**	**5.897**	**4.783**	**3.434**	**2.746**
Mod Convexity	**2.435**	**1.943**	**1.470**	**1.090**	**0.796**	**0.423**	**0.276**	**0.143**	**0.093**
Principal Window	**Mar27 - Nov27**	**Feb23 - Dec23**	**May19 - Mar20**	**May16 - Feb17**	**Dec13 - Aug14**	**Aug10 - Dec10**	**Jan09 - Mar09**	**Apr07 - May07**	**Jun06 - Jul06**
LIBOR_1MO	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**	**1.32**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

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